

Tel: 612 9921 2999
Fax: 612 9921 2552

AGL
72 Christie Street
St Leonards
NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au

1 November 2005



BY COURIER

Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
(Contact Tel: 202.628.4222)

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

Issues Raised and Reported to the ASX

Period 1 October 2005 to 31 October 2005 (inclusive)

Date	Name of Document
6 October 2005	Daily Share Buy Back
7 October 2005	Daily Share Buy Back
7 October 2005	Ceasing to be a substantial shareholder
11 October 2005	Daily Share Buy Back
12 October 2005	Daily Share Buy Back
13 October 2005	Daily Share Buy Back
14 October 2005	Daily Share Buy Back
18 October 2005	AGM Chairman's Address
18 October 2005	AGM Managing Director Presentation
18 October 2005	AGM Resolutions 2005
18 October 2005	AGL launches second Sustainability Report
19 October 2005	Improved ESC decision on Victorian network
21 October 2005	Appendix 3Z Final Director's Interest Notice
27 October 2005	New gas power station for Townsville
31 October 2005	AGL to demerge into two new major Australian companies
31 October 2005	AGL acquires Southern Hydro
31 October 2005	Open Briefing AGL Chairman on Demerger
31 October 2005	Open Briefing AGL MD on Southern Hydro Acquistion
31 October 2005	Chairman's Letter to shareholders
31 October 2005	Investor Presentation AGL demerger
31 October 2005	Final Share Buy Back Notice


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/10/2005

TIME: 09:03:28

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
THE AUSTRALIAN GAS LIGHT COMPANY	95 052 167 405

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 February 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	312,253	44,370
4	Total consideration paid or payable for the shares	$4,547,958	$659,862

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $14.75 date: 27-Sep-05 lowest price paid: $14.35 date: 14-Sep-05	highest price paid: $14.90 lowest price paid: $14.82 highest price allowed under rule 7.33: $15.6030

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Company has disclosed $150,000,000 in shares to be bought back, leaving $144,792,180 remaining to be purchased

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 6 October 2005
Company Secretary

Print name: Jane McAloon

== == == == ==

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/10/2005

TIME: 09:17:25

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
THE AUSTRALIAN GAS LIGHT COMPANY	95 052 167 405

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 February 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	356,623	73,912
4	Total consideration paid or payable for the shares	$5,207,820	$1,085,738

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 07/10/2005

TIME: 14:43:11

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Ceasing to be a substantial holder

file
904

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To **The Australian Gas Light Company**
ACN/ARSN **052 167 405**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group **("BGI")**
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on 26 September 2005

The previous notice was given to the company on 15 June 2005

The previous notice was dated 15 June 2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
26/9/05	BGI – *see Annexure A*	Reduction in voting power	Average price $14.30	361,818 ordinary	0.08%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant interest in The Australian Gas Light Company ("AGL") held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors, N.A.
Barclays Global Investors Japan Ltd
Barclays Life Assurance Co Ltd
Barclays Global Investors Australia Ltd
Barclays Global Investors Ltd
Barclays Global Investors Japan Trust & Banking
Barclays Global Fund Advisors
Barclays Capital Securities Ltd
Barclays Global Investors Canada Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in AGL as custodian and for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in AGL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in AGL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/10/2005

TIME: 09:01:51

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
THE AUSTRALIAN GAS LIGHT COMPANY	95 052 167 405

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 February 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	430,535	13,764
4	Total consideration paid or payable for the shares	$6,293,558	$200,954

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $14.90 date: 5-Oct-05 lowest price paid: $14.35 date: 14-Sep-05	highest price paid: $14.60 lowest price paid: $14.60 highest price allowed under rule 7.33: $15.5736

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Company has disclosed $150,000,000 in shares to be bought back, leaving $143,505,488 remaining to be purchased

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 11 October 2005
Company Secretary

Print name: Jane McAloon

== == == == ==


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/10/2005

TIME: 09:16:01

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
THE AUSTRALIAN GAS LIGHT COMPANY	95 052 167 405

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 February 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	444,299	55,811
4	Total consideration paid or payable for the shares	$6,494,512	$810,113

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $14.90 date: 5-Oct-05 lowest price paid: $14.35 date: 14-Sep-05	highest price paid: $14.56 lowest price paid: $14.46 highest price allowed under rule 7.33: $15.5274

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Company has disclosed $150,000,000 in shares to be bought back, leaving $142,695,374 remaining to be purchased

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 12 October 2005
Company Secretary

Print name: Jane McAloon

== == == == ==


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/10/2005

TIME: 09:16:04

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
THE AUSTRALIAN GAS LIGHT COMPANY	95 052 167 405

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 February 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	500,110	103,444
4	Total consideration paid or payable for the shares	$7,304,625	$1,504,252

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $14.90 date: 5-Oct-05 lowest price paid: $14.35 date: 14-Sep-05	highest price paid: $14.60 lowest price paid: $14.48 highest price allowed under rule 7.33: $15.4077

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Company has disclosed $150,000,000 in shares to be bought back, leaving $141,191,123 remaining to be purchased

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 13 October 2005
Company Secretary

Print name: Jane McAloon

== == == == ==


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/10/2005

TIME: 09:05:52

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
THE AUSTRALIAN GAS LIGHT COMPANY	95 052 167 405

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	24 February 2005

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	603,554	78,000
4	Total consideration paid or payable for the shares	$8,808,877	$1,146,491

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $14.90 date: 5-Oct-05 lowest price paid: $14.35 date: 14-Sep-05	highest price paid: $14.70 lowest price paid: $14.68 highest price allowed under rule 7.33: $15.3636

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Company has disclosed $150,000,000 in shares to be bought back, leaving $140,044,632 remaining to be purchased

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 14 October 2005
Company Secretary

Print name: Jane McAloon

== == == == ==



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/10/2005

TIME: 10:26:30

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

2005 AGM Chairman's Address

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



ANNUAL GENERAL MEETING 2005

ADDRESS BY MARK JOHNSON
CHAIRMAN
THE AUSTRALIAN GAS LIGHT COMPANY (AGL)

18 OCTOBER 2005

Introduction

Good morning Ladies and Gentlemen. Welcome to AGL's Annual General Meeting (AGM) of Shareholders.

I am assured that the necessary quorum is present and I have much pleasure in declaring open the 166th Annual General Meeting of The Australian Gas Light Company. My name is Mark Johnson and I am your Chairman. I would like to welcome you all here today.

For those Shareholders who are attending this Annual General Meeting for the first time, I extend a particularly warm welcome and trust you find it informative and helpful. Your investment in AGL has seen the number of Shareholders increase to just under 115,000 of which around 96 per cent are Australian.

The Board of your Company, and its senior management, are here to report to you today on the state of your Company, its performance and accomplishments in the past year. I would also like to talk with you during this meeting about the opportunities and challenges before AGL.

In this year's Annual Report we have tried to give you comprehensive operating and financial information, which we hope you found sensible and relevant.

As you might remember from the last AGM, one of the tasks we gave ourselves was to improve our communication with you. We have asked some of our large Shareholders about their priorities, we have commissioned research and we have spoken with a range of our retail Shareholders.

Last year you gave us feedback about the AGM, Annual Report and the quality of Shareholder communications generally. Around 70 people who attended last year's AGM provided feedback about what they wanted to know and hear from the Board.

You told us that:

- You wanted to receive information from the Company that was comprehensible and relatively easy to follow.
- You wanted information on the internet to be more accessible and easier to find.
- You also wanted to receive more information at the AGM on issues such as the effect on the business of sustained retail competition, the impact of regulation, dividend payment policy and franking credit availability, renewable energy and Board succession planning. I will touch on these matters today.



In response to your ideas and feedback:

- We have started using something called "Open Briefings". These accompany important market announcements where more detailed information is given by the Managing Director in question and answer format. These are found on AGL's website. If you have had the opportunity to read these I trust you have found them informative and helpful.
- We have focused on improving the readability of all Shareholder communications. You might have noticed that we have made this year's Notice of Meeting more user friendly.
- We also enhanced our website functions during the year, particularly the ability to access and search the Annual Report.

Some of you have also provided us with questions you would like answered today. As your Board, we certainly appreciate the efforts of those who have raised questions with us. I will bring these to your attention as we progress through the meeting.

We also encourage your continued feedback and you will have been given on registration, like last year, a Shareholder Feedback Form. We would appreciate any comments you may give to us and will continue to improve the information we provide to Shareholders. You can place your feedback forms in boxes provided at the exit from the hall.

The Notice convening this Meeting has been sent to all registered Shareholders.

Your external auditors Deloitte Touche Tohmatsu are also here this morning. The senior audit partner Greg Couttas is available to answer any questions on the audit should you wish to ask later in the meeting.

The Annual Report of the Company, the Independent Audit Report and the Concise Financial Report for the 12 months ended 30 June 2005 were posted to you on 14 September. A copy of the Concise Annual Report was given to you on registration.

You will also have been given a copy of AGL's second Sustainability Report. In it we report on our performance against 2004/2005 goals as well as setting new goals for ourselves. We are ambitious for AGL and will continue to strive for excellence in our business activities and the way we work with our stakeholders.

At this time last year we said to you that we expected to continue to reinvest in the Company, defend and grow our existing core businesses, and plan how to add new revenue over a five year period. We said that we would do this by extending our existing businesses and examining industry trends, determining our strategic response to them.

I would like to report to you on overall Company performance for the year, some of the key achievements and challenges we faced, and what we see as the key matters for AGL as we look ahead.



Financial Performance

Operationally 2004-2005 was a solid year for AGL. At an underlying level, profit after income tax for the Group was $386.8 million. Excluding significant items and outside equity interests, underlying profit increased by 6.9 per cent compared with the previous year. Earnings per share also increased by 6.5 per cent.

The Annual Report spells out the details of the adjustments to the reported profit which takes you to the underlying profit. The most significant of these were $587.5 million after tax arising from the sale of AGL's interest in New Zealand company NGC Holdings Limited (NGC) and the write down of $193.0 million, after tax, in the value of the Victorian electricity network.

This last item was a result of a tightening regulatory environment, declining market values achieved for recent sales of regulated energy assets in Victoria and a disappointing draft decision from the regulator. AGL continues to challenge this and a decision from the Essential Services Commission is expected tomorrow. If we are still unhappy and we believe there are grounds for appeal we will consider that option seriously.

Following the sale of NGC, a three-part capital management program was implemented. You will recall that a special dividend of 30 cents per share, franked to 90 per cent was paid on 24 March 2005 and a capital return of 50 cents per share was approved by Shareholders and paid on 29 April 2005. We have commenced the last stage of the program, a share buy-back of $150 million. This program is underway.

So far we have had a good start to this year. Our results for the first quarter are slightly ahead of our expectations.

Dividends

Some AGL Shareholders have asked about the Company's dividend payment policy and availability of franking credits.

By now, you should all have received the final dividend of 32 cents a share, 100 per cent franked, which was paid on 23 September 2005.

When this is added to the interim dividend of 31 cents, the total ordinary dividend for the year was 63 cents, franked to 60 cents (95.2 per cent). That compares with 60 cents per share franked to 45 cents (75 per cent) for the previous year. Including the special dividend, the total dividend per share was 93 cents franked to 87 cents (93.6 per cent).

Looking ahead this year, we indicated at the Company's full-year results announcements that we expected to at least maintain the current ordinary dividend of 63 cents per share. We also indicated dividends would be 100 per cent franked. Tax efficiency for Shareholders is a very important consideration and we will continue to focus on value for AGL Shareholders in future deliberations on dividend payments and franking credit availability.

The Dividend Reinvestment Plan remains suspended and I will talk further about the Company's ongoing capital structure shortly.



Towards a National Energy Market

You also asked about regulatory complexity and the impact on the business. In fundamental ways AGL, as with other energy market companies, operates in a difficult market environment.

AGL must deliver lowest cost efficient services to customers where, in Victoria and South Australia, about one in five households are either signing a market contract or changing retailers. These are unprecedented levels of competition. However we operate in a market that is a patchwork of inefficient and different State based rules and regulations. It increases both cost and risk, reduces efficiency and can result in less than optimal market behaviour.

In addition, both Queensland and New South Wales have been contemplating reform for several years, with Queensland only recently announcing that it intends to open the retail electricity market to competition from 2007. Whilst this is good news, it does not detract from the reality that State ownership policies and State based regulations frequently distort or ignore market signals. The resulting irrational market behaviour is highly undesirable.

Your Board has a strong view about these matters. Australia must have a national energy market. Energy fuels all economic activity in Australia and affects the price and competitive situation of every product and service we use or which we export.

The largest possible market is required for economies of scale, particularly to allow risks to be spread and managed. A small number of participants cannot average or spread their risks as well as a large number, the premium for risk is greater and costs to consumers end up being higher. Because higher risks mean higher costs, investment in required new capacity may be deferred.

AGL supports the efforts of the Commonwealth Government and the Ministerial Council on Energy to implement a cohesive national energy market. Several important milestones have been reached but significant work remains including the national regulatory framework for retail and distribution.

This is an opportunity to deliver efficiencies and reduce costs that will give confidence to the industry to invest in the necessary infrastructure. It places all energy market participants on a level and rational footing and will produce sensible results for energy consumers.

Competition and the Retail Market

AGL believes that dynamic and strong competition is good for customers and for the energy industry. For customers it leads to innovation in products and offers, competitive prices as well as improved customer service. For the energy industry, competition makes players more robust and more conscious of efficiency and effectiveness.

Last year AGL responded strongly in the market and maintained market share. We worked very hard to keep existing customers and win new ones. Given the intense market competition it is important that we defend market share and endeavour to protect margin. If we do not do this we will see our market share and gross margins erode unacceptably.

In this context AGL strives to be the lowest cost and most efficient energy company in Australia. It is essential that this ambition for cost leadership is combined with excellent customer service standards. We continue to invest in improving our systems and processes and the development of our customer service staff to reach this goal.

Power Generation

Investment in power generation remains an important element of our Company strategy of integrating generation with our retail business. Investment in power generation assets is designed to better manage wholesale price volatility and control our wholesale electricity costs.

Ownership of generation plant is then combined in an overall portfolio approach with financial hedge contracts. This provides flexibility for our electricity traders to reduce AGL's exposure to the market spot price, smooths fluctuations in the wholesale electricity price, provides better matching of income when prices rise, and provides more predictable prices to customers.

AGL continues to evaluate additional renewable and gas-fired power generation opportunities including both existing and new plant across South Australia, Victoria, New South Wales and Queensland.

Upstream PNG Gas Project and PNG Pipeline

During the year AGL commenced the $66 million front end engineering and design work (otherwise known as FEED) for the natural gas pipeline from Papua New Guinea to eastern Australian markets. Work has been progressing well to date and a decision to build is due in mid 2006.

In early July 2005 AGL announced an additional two-part involvement in the PNG Gas Project which, in turn, enhanced the prospects of the pipeline being built:

- First, AGL signed a $4.5 billion conditional gas supply agreement with the PNG Gas Project producers for 1500 petajoules of natural gas over 20 years from 2009. This gas is priced below AGL's current average portfolio cost and will enable AGL to meet future customer demand in New South Wales, the ACT and South Australia on a very competitive basis. It underpins participation in the Queensland energy market and diversifies AGL's existing gas supply portfolio.

- Second, AGL signed a $400 million conditional agreement with Oil Search Limited to acquire a 10 per cent equity interest in the upstream PNG Gas Project. Part of AGL's integration strategy is to create value through equity investments in upstream gas reserves at attractive entry prices. This transaction will be earnings per share accretive from day one.



These transactions are very important for AGL's future competitiveness. Whilst AGL does not want to be an oil and gas explorer, we do want greater control over how and when we sell wholesale energy into the market. The equity investment provides us with greater pricing flexibility and the opportunity to provide long-term returns to Shareholders.

Capital Structure

Some Shareholders have asked about the Company's ongoing capital requirements and some analysts and commentators have said that AGL is under geared. That may be correct if you take a snapshot; we are trying to achieve the most appropriate level of debt where opportunities and risks are changing rapidly.

Different business models have continued to emerge in the market for energy assets. These business models have different asset compositions and capital structures to AGL and provide returns to Shareholders differently.

The Board is looking at these matters, plus the continued examination of investment opportunities that was mentioned earlier, in the context of the current level of gearing of AGL's balance sheet. We will continue our consideration of how to optimise AGL's business assets and capital structure from a Shareholders' perspective. How AGL holds its investment in the PNG pipeline is also relevant for the Board in considering the Company's capital structure.

Corporate Governance

I would now like to discuss a number of matters that relate to the governance of your Company, in particular the operations and effectiveness of the Board of Directors.

Following the review we conducted of the performance and structure of the Board in 2004, we commenced the two to three year process of Board renewal. Last year I indicated that the Board intended to appoint four new Directors over the next four years.

We intended to be in a position where two new Directors would be presented to you today for election. David Craig is the new nominee. I will outline some particular skills he brings and you will hear from him later in the meeting.

I had hoped that we would also have another nominee with specific operational and business experience in the upstream gas sector to complement the existing skills of the Board. The Board People and Performance Committee has been working with search consultants to achieve this.

Some Shareholders have commented on the slower than expected pace of Board renewal and as Chairman of the People and Performance Committee I am responsible for the fact that we have not done what we said we would do. We will remedy this as soon as we believe we have a suitable candidate.



In doing this we will balance the value of corporate memory with the ideas and experience that new Directors bring. We believe it is very important that we allow new Directors to gain the necessary knowledge base without losing important corporate memory.

In this transitional period, Charles Allen has agreed to stand for re-election by Shareholders. Charles has very broad upstream oil and gas experience having worked for many years with Shell and subsequently as Managing Director of Woodside Petroleum.

David Craig, who is standing for election today, was appointed to fill a casual vacancy in May 2005. I will speak about his experience, accomplishments and performance so far on the Board a little later when the meeting deals formally with his election.

Graham Reaney who is Chairman of the Audit & Risk Management Committee is also standing for re-election. As I mentioned the Board is in a period of transition and that this must be conducted seamlessly and sensibly, particularly in relation to the position of Chairman of the Audit & Risk Management Committee. It is intended that Mr Reaney will work with a successor when that person is chosen by the Board.

As I indicated earlier Tony Daniels has decided to retire at this AGM. Tony has always made his skills and experience available to the Board and provided insights that were relevant, concise and constructive. We will miss his substantial contribution to the work of the Board and on your behalf we wish him well for the future.

We also introduced a process of review of individual Board members by their Board peers. This has provided feedback to individual Directors, allowed us to identify shared priorities, and identified areas for improvement in Board performance.

We believe the changes put in place last year, including more regular informal interactions between Board meetings, have improved the effectiveness of Board meetings. Systematic review of established policies and systems have enhanced the Company's awareness of the need to reconcile the most efficient and lowest-cost energy company with objectives of employee satisfaction and growth.

The Board continues to devote considerable time to strategy development.

Remuneration

One of the most important matters that the Board must consider is remuneration for all AGL employees. This sometimes gives us considerable challenges. We must balance Shareholders' interests with fair remuneration practices which motivate, reward, attract and retain employees.

This Board is keen for incentive plans to be based on share ownership. In our view this best aligns the short and long-term interests of senior management and Shareholders. The AGL remuneration arrangements have three components – a monetary cash component, a lump sum short-term



incentive and a long-term incentive payable in fully paid share rights that progressively vest over three years.

The granting of share rights is dependent on the extent to which the actual performance of AGL improves, measured by the three year average growth in economic profit. How economic profit is calculated is set out on page 44 of the Annual Report. Put simply, it is the gross earnings of the Group less the cost of capital. Cost of capital is what we need to pay you, the owners of the business, for allowing us to use your capital, and what we must pay lenders. If the Group earns more than the cost of capital there is an economic profit and, if it increases on a three year average, the long-term incentives apply.

This approach provides a basis for Shareholders to assess the way in which funds have been used to produce earnings at or above the cost of capital.

One of the beneficiaries of this scheme is the Managing Director, Greg Martin. The allocation of share rights to Greg has to be considered by the meeting because he is a Director. The 2003 Annual General Meeting first considered the allocation of shares to Greg under the Long-Term Incentive Plan. This means that this will be the third time a general meeting has considered allocating shares to him under the Plan.

The Board is aware that several Shareholders, including some institutions, have expressed well developed and strongly held views regarding the use of an alternative measure of Shareholder value creation, that being Total Shareholder Returns or TSR. Again, put simply, this is the sum of growth in market value of AGL shares, plus dividends, which an owner can view as the total return in their hands from holding AGL shares.

Their view is that TSR is a preferred proxy for Shareholder value creation and should be used in determining long-term incentive plan entitlements.

Over the past year AGL's Total Shareholder Return - increase in market value plus dividends - was 29 per cent. The compound annual growth rate in TSR over the past four years was 17 per cent. By comparison, the compound growth rate in economic profit over the same period was 14 per cent. Under either measure, AGL Shareholders have benefited and value has been created.

Nevertheless, the Board has listened carefully to this differing view and we intend to thoroughly review AGL's Long-Term Incentive Plan to ensure it continues to be aligned with Shareholders' interests.

As part of this review we will consider whether the use of Total Shareholder Returns as a measure of Shareholder value created is more appropriate and suitable for a company like AGL. We will also consider other market performance comparisons and other entitlement hurdles. We will report to you on our review.

This year all other eligible employees have received their entitlement to acquire share rights, which vest over the next three years. The Board believes they should also be allocated to Greg Martin under the existing plan.


AGL

Conclusion

It only remains for me, on behalf of the Board and, I hope, on behalf of all of you to thank everyone at AGL for the results achieved in 2004/2005.

On behalf of my colleagues, thank you for attending and demonstrating your interest in AGL by taking part in this meeting. I hope you will join us for light refreshments outside.

For those of you who wish to provide feedback to us about this AGM and other Shareholder communications, I encourage you to fill in the Shareholder Feedback Form. May I remind you that you can place them in the return boxes at the exit to the venue.

Mark Johnson
CHAIRMAN



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/10/2005

TIME: 10:28:43

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL AGM Managing Director Presentation 2005

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

2005 Annual General Meeting

Greg Martin, Managing Director

2004 - 2005 Priorities

Increasing Shareholder Value

- organic growth
- greenfield opportunities
- optimal capital structure

Strengthening the business platform

- improve efficiency to compete effectively
- acquisition opportunities

Building people and organisational capabilities

Business Unit Performance

% change in Earnings Before Interest & Tax (EBIT) 2005 vs 2004



%
40
30
20
10
0
10
20
30
40

ES&M	Gas Networks	Electricity Networks	Agility	Power Generation	NZ *	Energy Investments
$206.2m	**$163.9m**	**$75.5m**	**$63.4m**	**$31.2m**	**$73.7m**	**$96.0m**

*NGC divested December 04

Networks



Steady customer connection growth

951,591 sites	+2.9%
network length 23,541km	+206km

Mild weather impacts load

95,750 TJ distributed	-0.7%

Sydney experienced unseasonably mild temperatures in April & October

Network reliability performance solid & within regulatory targets

NSW gas access arrangement approved

5 year regulatory certainty 'locked in' until 2010



Electricity Networks


AGL

Steady customer connection and load growth

- 285,693 sites +2.4%
- 4,174GWh load distributed +1.2%
- network length 10,285km +105km

Network reliability performance solid & within regulatory targets

Electricity Distribution Price Review (EDPR) disappointing

- identified errors of fact in draft with Regulator
- working toward improved outcome
- final decision due tomorrow



National Regulation from July 2005

AGL

Ministerial Council on Energy (MCE)

Commonwealth, State & Territory Energy Ministers

National policy and governance body

Gas and electricity markets

ACCC

Competition Regulation

MCE can initiate/direct reviews of NEM & NE Rules

Reports directly to MCE/provides policy advice

MOU

Memorandum of Understanding

Australian Energy Regulator (AER)

Economic regulation and rule enforcement

- National Electricity Market incl Transmission
- Gas Transmission (est late 2006)
- Elec & Gas Distribution (est 2007)

Australian Energy Market Commission (AEMC)

Rule making and energy market development

- National Elec & Gas



Agility Servicing a National Client Base

One of the few companies with the capabilities to construct, service and manage assets for the gas, electricity and water utility sectors across all states and territories of Australia

Power and Water
APT
Apache
Hamersley Iron
Goldfields Gas
Transmission
Western Power
AGL
APT
Western Australia
Northern Territory
South Australia
AGL
Queensland
Ergon Energy
Santos
Energex
APT
APC
New South Wales
Transgrid
Sydney Water
Caltex
Integral Energy
Gorodok
Country Energy
AGL
APT
ACT
ActewAGL
Victoria
Mainco
Pacific Airport
Telstra
AGL
Tasmania
Aurora
Powerco



Agility Growing 3rd Party Client Base



Won in excess of $70m additional third party contracts

Ongoing expansion of client and project portfolio

- Sydney Water
- Powerco
- Energex
- Aurora
- Integral Energy
- Ergon
- APT/Arrow Energy
- Western Power


3rd Party Order Book $m
100
80
60
40
20
0
2003-2004
2004-2005

Acquisition of Queensland based Oakland and Yambah electricity contracting groups

- targeting ~$100m revenue over the next five years

Retail Sales and Marketing

AGL

- Defended and grew retail market share
  - intensely competitive market with ongoing high churn levels
  - milder winter and summer than 2004
  - increase in energy accounts
  - increase in accounts under contract
  - increase in dual-fuel accounts
- Ongoing development of customer management, billing & service delivery systems
- Extended reach of "Staying Connected" program
  - assisted some 11,300 vulnerable customers



Switched on Living.

Retail Sales & Marketing


AGL

Commenced 2005 financial year as Australia's largest energy retailer


Northern
Gas Accounts 1.29 million
Electricity Accounts 1.52 million
Total Accounts 2.81 million

Retail Sales & Marketing

AGL

Market characterised by intense competition



Northern Territory
Western Australia
Queensland
Tasmania
Churn
Gas +40,600 27%
Electricity -80,000 11%
Churn
Gas -18,900 5%
Electricity +74,500 6%
Churn
Gas +19,200 20%
Electricity -19,500 22%

Retail Sales & Marketing


AGL

Maintained position as Australia's largest energy retailer at year's end

Northern Territory

Gas Accounts	1.33 million
Electricity Accounts	1.49 million
Total Accounts	2.82 million

Retail Sales & Marketing

Improved the quality and value of the customer franchise



Northern
Dual-Fuel Accounts +276,102
1,036,680 in total
Contract Customer Accounts +462,095
777,936 in total

Retail Sales & Marketing

Improving the quality and value of the customer franchise

Attracting new customers, maintaining existing customers



thanks.


switched on and support
energy behind the

Integrating Across the Value Chain


AGL
Generation/ Production
Transmission
Distribution
Retail
Electricity
Natural Gas and LPG
Operations
Energy Investments
NSW, Vic, SA
QLD
QLD, NSW, SA, VIC
Vic
NSW
NSW, Vic, SA
QLD
NSW, Vic, SA
QLD
Agility
Renewable Energy
APT
Loy Yang
ActewAGL
GasValpo
Existing footprint
Target Markets

Upstream Gas

AGL

Sydney Gas JV

- $42.25m, 50% interest in coal seam production leases and exploration licences
- 10 year 14.5PJ gas sale agreement
- competitively priced gas into NSW
- further supports gas-fired power generation opportunities



PNG gas agreements

- $400m, 10% equity interest in PNG gas project with Oil Search
- $4.5bn, 1500 PJ gas supply agreement over 20 years
- long term, competitive and flexible wholesale gas supplies
- equity investment in upstream PNG project at attractive entry price


Port Moresby

Wholesale Electricity



Existing
180MW Hallett Power Extension

Approved expansion
250-260MW

Progressing
90-135MW Hallett Wind Farm

Considering
Greenfield / build opportunities

Considering
Greenfield / build / acquisition opportunities

Considering
Greenfield / build / acquisition opportunities

Existing
150MW Somerton Power Station

32.5% share in 2200MW Loy Yang Power Station

Managing Wholesale Electricity Cost

AGL

Reducing exposure to high demand electricity pricing periods lowers AGL's cost of energy and increases margins



Indicative 24hr electricity pool price
Potential cost savings
from running own plant
MWh/cost
0:00
3:00
6:00
9:00
12:00
15:00
18:00
21:00
0:00
Time of day

Improved cost efficiency drives EBIT



Gas & Electricity Sales
gas account.
electricity account.
Indicative Costs & EBIT
EBIT
Cost to serve
Cost to compete
Wholesale Opex
Other costs
Energy COGS
Transmission & distribution costs

Improved cost efficiency drives EBIT



Gas & Electricity Sales

gas account.

electricity account.

Indicative Costs & EBIT

EBIT

Cost to compete

Cost to serve

Wholesale Opex

Other costs

Energy COGS

Transmission & distribution costs

PNG Pipeline

AGL

- 50:50 JV between AGL & Petronas
- Estimated development cost of $2.5-3.0bn
- FEED underway
  - Gove extension will bring AGL share of FEED to ~$33m
  - engineering
  - environmental
  - land access & licensing
  - regulatory process continuing
- Pipeline statistics
  - total length >3,800 km
  - diameters 350-700mm
  - >450,000 tonnes steel pipe
  - >200,000 welded joints


Kutubu
Gobe
Kopi
PAPUA - NEW GUINEA
Torres Strait
Port Moresby
Bamaga
Cape York
Gove
Weipa
AGL/Petronas PNG - Qld Gas Pipeline
Potential Lateral Pipelines
Upstream PNG Gas Pipeline
Existing Pipelines
Cooktown
Cairns
Townsville
NORTHERN TERRITORY
Mt Isa
Mackay
Cannington
Rockhampton
Gladstone
QUEENSLAND
Roma
Moomba
SOUTH AUSTRALIA
Ballera
Brisbane

Queensland Gas Demand Forecast

AGL

Queensland a key market for PNG Gas / AGL

ACIL Tasman forecast Queensland demand will continue climbing on the back of existing rapid growth

Estimated growth of approximately 5% p.a. over next 20 years



PJ pa
240
160
80
0
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
Largely supplied by PNG Gas / CSM
Existing Contracts
Potential Demand

Source: ACIL Tasman 2004

Outlook - Business Units

AGL

Retail Energy focus:

- continue to maintain market leadership
- ongoing improvement of internal systems, processes and capabilities
- positioning for future growth opportunities as they arise

Wholesale Energy focus:

- execute PNG upstream Gas Supply Agreement & Upstream Investment Agreement
- execute announced projects and seek out additional power generation and renewable opportunities - build and/or acquire
- pursue further wholesale energy opportunities in NSW and Australia's fastest growing energy market, Queensland

Outlook - Business Units

AGL

Networks focus:

- effectively manage networks to meet customer growth/connections, load demand and supply reliability
- pro actively manage VIC electricity price determination
  - seek a more reasonable outcome (final decision due tomorrow)
  - appeal decision if necessary

Agility focus:

- continue to effectively manage AGL owned infrastructure assets
- continue to grow third party revenue and higher margin business
- consolidate acquisitions and seek out further acquisition opportunities

Integrating Across the Energy Value Chain



AGL
Generation/ Production
Transmission
Distribution
Retail
Electricity
NSW, Vic, SA
QLD
Vic
NSW, Vic, SA
QLD
Natural Gas and LPG
PNG
Sydney Gas
PNG Pipeline
QLD, NSW, SA, VIC
NSW
NSW, Vic, SA
QLD
Operations
Agility
Energy Investments
Renewable Energy
APT
Loy Yang
ActewAGL
GasValpo
Existing footprint
Target Markets
Recent announcements

AGL

2005 Annual General Meeting

Greg Martin, Managing Director


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/10/2005

TIME: 14:09:09

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGM Resolutions 2005

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

18 October 2005

The Australian Stock Exchange
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

Attention: Chris Chong

Dear Sir,

In accordance with the Listing Rules we confirm that all resolutions put to the Annual General Meeting of the Company at 10.30am today were carried by a show of hands.

The Resolutions referred to are set out in full in the Notice of Meeting sent to Shareholders and to the ASX.

For the record, the following proxies were cast in relation to the resolutions:

Resolution	For	Against	Discretionary	Abstain
#2 To adopt the Remuneration Report	146,329,555	17,628,774	12,351,921	1,391,954
#3(a) Election of Director - David Craig	162,125,361	2,830,076	12,129,918	556,381
#3(b) Election of Director - Graham Reaney	157,658,248	7,281,360	12,082,618	616,691
#3(c) Election of Director - Charles Allen	158,842,011	5,925,130	12,368,584	590,707
#4 To approve the acquisition by Greg Martin of up to 87,483 ordinary shares under the Long-Term Incentive Plan for 30 June 2005	87,219,939	76,901,829	6,120,744	1,775,918
#5 To increase the maximum annual remuneration which may be paid to non-excecutive Directors to $1,500,000 per annum	151,171,396	13,687,615	6,043,260	1,191,252

Yours sincerely,

Jane McAloon
Company Secretary


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/10/2005

TIME: 18:08:41

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Second Sustainability Report 2005

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


AGL

Tel: 02 9921 0101
Fax: 02 9921 2751

AGL Centre, 72 Christie St
St Leonards, NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards NSW 2065

October 18, 2005

AGL launches second Sustainability Report

The Australian Gas Light Company (AGL) today launched its 2005 Sustainability Report highlighting the company's achievements to better manage greenhouse gas impacts and support the communities in which it operates.

AGL's second Sustainability Report outlines the company's view on shared social responsibility, particularly for customers facing financial hardship. It also builds on the previous year's information about AGL's environmental impacts, particularly greenhouse gases.

"AGL is committed to working with governments, the community and industry to make sure our customers who are facing financial hardship have appropriate support," AGL Managing Director Greg Martin said at the Report's launch in Sydney today.

"This year the Company has reported further improvements in its program for customers experiencing financial hardship and the positive results of an energy efficiency pilot with residents in Sydney's south western suburb of Claymore."

Key environmental outcomes include an increase in the abatement of greenhouse gas through landfill projects, the equivalent of taking around 57,000 cars off the road for one year. Additionally, AGL has taken further steps to integrate greenhouse gas emission costs into strategic decision making during the year. The company is also progressing activities to support the supply of natural gas into eastern Australian markets from Papua New Guinea, which, when commissioned, would provide improved access to low emission natural gas for future power generation and industrial needs.

"Through our sustainability reporting, AGL has established a transparent account of the environmental impacts of our operations, equity interests and the gas and electricity supply chain as it relates to our business," Mr Martin added.

"These are all positive steps toward ensuring that AGL continues to play a leading role in driving sustainability initiatives within the energy industry."

A copy of the 2005 Sustainability Report is available at www.agl.com.au/sustainability. A summary of the key highlights of the report is included over the page.

Further enquiries:

Media
Contact: Jane Counsel,
Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

Investors
Contact: Graeme Thompson
Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711

2005 Sustainability Report Highlights

- Improvements in processes used to identify customers in hardship
- An increase in the number of people receiving assistance through AGL's *Staying Connected* program, which assists customers experiencing financial hardship
- Introduction of a free alternative contact service to assist those customers who may have difficulty receiving or paying their accounts on time
- A successful pilot program with a community at Claymore in Sydney's Western suburbs which helped low-income householders reduce their energy consumption by better understanding energy efficiency initiatives
- Development consent for a wind farm at Hallett in South Australia
- An increase in the abatement of greenhouse gas through landfill projects
- The availability of a full suite of accredited Green energy products for consumers, and involvement in a joint promotional campaign with the Victorian Government

Key objectives and targets outlined for the 2005/06 financial year include:

- Further developments to the *Staying Connected* program
- An increase in the number of homeless accommodation services receiving assistance through *Warmth In Winter*, a component of AGL's community investment program *Energy For Life*
- Continued growth and development of AGL's energy efficiency education programs within the community
- Targeted increase of green electricity customers to 24,000 by June 30, 2006
- Continued investigation of opportunities to expand AGL's low emission and renewable generation interests.

ENDS


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/10/2005

TIME: 14:57:49

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Improved ESC decision on Victorian network

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: 02 9922 0101
Fax: 02 9921 2751

AGL Centre
72 Christie Street
St Leonards 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards

media release

19 October, 2005

Improved ESC decision on Victorian network

The Australian Gas Light Company (AGL) acknowledged today's release of the Price Review Determination for the Victorian Electricity Network 2006-2010[1] by the Essential Services Commission of Victoria (ESC).

The final determination followed an extended submission and review process by the ESC after the release of its draft decision in June 2005.

AGL Managing Director Greg Martin said the Company was continuing to review all aspects of the ESC's 765 page final report but it appeared that the substantial errors of fact identified by AGL in the draft decision had been addressed.

"Following its release, AGL said it strongly disputed key elements of the draft decision. We had submitted independently justifiable forecasts of the costs of operating, maintaining and investing in the distribution network to provide reliable electricity supply, meet load growth and connect new customers. We are pleased that the ESC has now substantially accepted these forecasts. The difference between the draft and final determination supports AGL's original position", Mr Martin said.

The determination, which takes effect on January 1 2006, is expected to have an immaterial impact on earnings before interest, tax and depreciation (EBITDA) for the Victorian network in the 2005-06 financial year against the 2004-05 reported result. There is no change in AGL's 2005-06 earnings guidance as a consequence.

"AGL is considering the impacts of the final determination on the network business and is still to make a decision whether to appeal aspects of the determination", Mr Martin concluded.

Victorian Electricity Network Valuation

At the Company's 2004-2005 full year results announcement in August, AGL reported an after tax write-down of $193 million to the value of the Victorian electricity network. This followed a review of recent realised market values for other Victorian distribution businesses, a tightening of the overall regulatory environment and an unfavourable draft decision by the ESC. The fair value of the electricity network was determined after considering a range of potential regulatory outcomes. Today's final determination is within this range, meaning that the carrying value of this asset will not be adjusted.

---

1 The final determination defines distribution prices AGL can charge for transporting electricity through its electricity distribution network to approximately 261,000 residents and businesses in Melbourne's north-west suburbs.

Retail prices

AGL welcomes genuine reductions in its costs as a retailer because consumers benefit and is committed to providing customers with competitively priced gas and electricity.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711

Comparison of Draft Decision to Final Determination
2006-2010 Electricity Distribution Price Review

Financial perimeters	ESC Final	ESC Draft	Change - ESC Draft to Final
Revenue ($m)	691.3	622.3	69
P_0 (%)	3.1	14.0	10.9
X[2] (%)	1.2	2.1	0.9
OPEX ($m)	283.7	229.2	54.5
CAPEX ($m)	280.4	275.8	4.6
WACC[3] (%)	5.9	5.9	Nil

[2] CPI – X average tariff movements 2007-2010
[3] WACC = real vanilla (post tax)


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/10/2005

TIME: 16:43:14

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	A B DANIELS
Date of last notice	16 SEPTEMBER 2005
Date that director ceased to be director	18 OCTOBER 2005

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
28,150 ORDINARY SHARES

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/10/2005

TIME: 14:53:0[illegible]

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-99[illegible]1-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

New gas power station for Townsville

BEST AVAILABLE COPY

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to absorb the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be [illegible] minutes (approx) for takeover announcements.

Once the "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1300 [illegible]99 379.



Tel: 02 9921 0101
Fax: 02 9921 2751

AGL Centre, 72 Christie St
St Leonards, NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards NSW 2065
www.aglinvestor.com

media release

October 27, 2005

New gas power station for Townsville

The Australian Gas Light Company (AGL) today announced plans to develop a new gas-fired power station in Townsville in North Queensland.

The 370 megawatt base load power station will be supplied with gas from AGL's wholesale gas portfolio and is expected to consume around 20 petajoules per annum. Timing for construction of the $350 million power station will be driven by the expanding requirements of the North Queensland energy market, with a planned commencement date in 2009, coinciding with the arrival of Papua New Guinea gas into Townsville.

"AGL's commitment to develop this power station follows the recent announcement by the Queensland Government to open gas and electricity markets to full retail contestability and reflects AGL's confidence in the long term outlook for energy demand in North Queensland," AGL Managing Director, Greg Martin said.

"This initiative supports AGL's intentions to participate more widely in the Queensland retail gas and electricity markets in the future. In the Queensland Government's recently announced *Special Fiscal and Economic Statement*, electricity consumption in North Queensland is forecast to grow by 7.8 per cent per year over the next two years and 2.8 per cent per year over the next ten years."

Mr Martin said the Townsville power station would generate electricity using a combined cycle gas turbine with the latest high efficiency technology, providing significant environmental performance benefits over traditional coal fired power generation.

"AGL will be working closely with the Queensland Government and other local authorities regarding approval processes and the opportunity the project offers for attracting other industrial customers to the recently declared Townsville State Development Area," Mr Martin added.

"The power station will bring greater competition to wholesale electricity prices in Townsville, aligning with the Queensland Government's intention to provide enhanced opportunities to attract major industry investment and further economic development for the region."

AGL is Australia's largest energy retailer with more than 2.8 million customer accounts, and has the largest wholesale gas portfolio including contracts with Queensland coal seam methane producers, as well as the Gippsland (Victoria) and Cooper Basin producers (South Australia and Queensland). AGL recently announced its intention to commit to 1,500 PJ of gas from the PNG Gas project and acquire a 10% upstream project stake from Oil Search Limited.

Several potential sites within 40 kilometres of Townsville are currently being considered for the plant.

Further enquiries:
Media

Jane Counsel, Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

Investors

Graeme Thompson, Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 31/10/2005

TIME: 08:37:39

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Demerger

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.



Tel: 02 9922 0101
Fax: 02 9921 2751

AGL Centre
72 Christie Street
St Leonards 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards

media release

October 31, 2005

AGL to demerge into two new major Australian companies

The Australian Gas Light Company (AGL) today announced a plan to demerge into two new major listed businesses by separating its retail and merchant energy assets from its infrastructure assets.

AGL Chairman Mark Johnson said: "The Board believes there is likely to be greater long term value for Shareholders by separating AGL into an energy business and an infrastructure business.

"Each business will be able to focus clearly on its strategic direction and core activities and both will be large and important operators in their sectors.

"After the demerger of the energy business, the two companies will each have a capital structure suitable to its industry, with funding capacity for growth and efficient Shareholder distribution policies.

"Both companies should have good growth prospects. Opportunities in hand for the energy business include integrating the newly acquired $1.425 billion power-generation portfolio of Southern Hydro[1], the recently announced Townsville 350 megawatt power station, the equity investment in the PNG Gas Project, as well as further organic growth. Building and owning the Papua New Guinea to Australia pipeline is a key opportunity for the infrastructure business", Mr Johnson added.

As a true national energy market emerges, other opportunities should arise as rationalisation occurs and new facilities are built to provide energy security for Australians.

In light of the changes to AGL's capital structure as a result of the demerger, and the debt funded acquisition of Southern Hydro, the Board has decided to immediately cancel the remaining $140 million of the on-market share buy-back program.

Energy and Infrastructure Businesses

The energy business will retain the AGL retail brand and will be one of Australia's largest energy companies. It will focus on earnings growth and total Shareholder returns, paying a fully-franked dividend.

Its assets will include AGL's gas and electricity retail businesses, hydro electricity generator Southern Hydro, Somerton and Hallett gas-fired power generators, investments in Loy Yang A, Elgas, ActewAGL retail, and the proposed investments in the Townsville power station, the PNG Gas Project as well as the Sydney Gas Joint Venture.

The infrastructure business will have quality assets and stable cashflows. It will focus on cashflow growth and should pay a high proportion to Shareholders as fully franked distributions.

It will comprise AGL's remaining assets, including the NSW gas network, the Victorian electricity network, the Agility infrastructure management business, GasValpo in Chile, Southern Hydro's Wattle Point wind farm, the 30 per cent stake in the Australian Pipeline Trust and the 50 per cent holding in the ActewAGL distribution network. It will be a 50 per cent partner with Petronas in

[1] See separate media release – "AGL acquires Southern Hydro assets", 31 October 2005

developing the PNG natural gas pipeline subject to the option for APT to acquire a minimum interest of 20 per cent.

Board and management

Mark Johnson will be the Chairman of the energy business and Graham Reaney will be the Chairman of the infrastructure business. Mr Reaney is currently a Director on the AGL Board and is Chairman of the Audit and Risk Management Committee. All existing AGL Board members are expected to become a Director of one or other of the two new companies. Additional directors will be appointed consistent with the commitment to board renewal.

New Chief Executives will be appointed to run the energy and infrastructure businesses. The process for recruitment has commenced and both internal and external candidates will be considered. These appointments will be announced as soon as possible.

Managing Director Greg Martin has led the company for the past five years as it has developed into one of Australia's largest public energy companies. In light of these new circumstances, Mr Martin has informed the Board that he intends to leave AGL. He will continue to lead AGL while the new chief executives are appointed to both new businesses.

"Greg Martin joined AGL in 1981. As Managing Director, he has strengthened AGL to the point where it can create two separate, sector-leading businesses. We thank him for his significant contributions, for his full support for the demerger proposal, and we wish him all the best for the future."

Mr Martin said: "Now is the right time to proceed with the demerger of AGL.

"Following the acquisition of hydro electricity generator Southern Hydro each business has the critical mass required to successfully operate on a stand-alone basis. Southern Hydro gives the energy business substantial fast-start power generation capacity in its core retail electricity markets and a number of additional growth opportunities.

"The previously announced investment in the PNG Gas Project will provide long term supplies of competitively priced energy, with expansion potential beyond the current contracts".

Energy business

The energy business will be one of Australia's largest energy companies with a significant dual fuel retail and business customer base across NSW, South Australia and Victoria.

The newly acquired Southern Hydro assets will give a better balance between generating capacity controlled by the energy business and peak demand in its markets. The mix of AGL's generation assets across base load, intermediate and peaking plants will ensure its ongoing competitiveness and growth.

The demerger allows a focus on earnings growth and total Shareholder returns, enhanced by Southern Hydro and the proposed investment in the PNG Gas Project.

The initial capital structure will provide it with the funding capacity to make further investments. These include power generation assets in all states in which AGL currently operates and retail assets in NSW and Queensland, including the proposed power station in Townsville.

Infrastructure business

The demerger will allow the infrastructure business to be focused on strong cash flow generation. Its capital structure and operating characteristics should allow it to pay a high proportion of cash flow to Shareholders in the form of fully franked dividends.

Mr Johnson said: "With opportunities like the PNG gas pipeline and the continued growth of Agility, cash flows are expected to grow."

The infrastructure company will be fully managed internally, with deep operating competence and experience. Agility, AGL's existing utility services and management business, will be a core component of the infrastructure business. Agility will continue to provide its capability and expertise to the infrastructure company as well as to third party clients.

The proposal

The demerger will take place through a Scheme of Arrangement which will demerge the energy business from AGL's other assets. The proposal will require court approval, and Shareholders will also be required to vote on the demerger.

Once the Scheme is approved and becomes effective, AGL's existing Shareholders will hold one share in each of the energy and infrastructure businesses for each AGL share held at the time of the demerger. Both companies will be listed on the ASX and shares in either entity can then be traded freely.

There should be no adverse Australian income tax or capital gains tax implications for Australian resident Shareholders associated with the implementation of the demerger. The Australian Taxation Office has issued a draft Class Ruling indicating this.

Indicative timetable

Scheme documents sent to Shareholders	February 2006
Shareholder meeting to vote on Scheme	March 2006
Expected listing date for AGL Energy	April 2006

The material sent to Shareholders will include an independent expert's report on the proposed demerger. The Scheme will be conditional on a number of matters including obtaining all necessary third party consents and regulatory approvals. Further details will be released over coming weeks as they become available.

Further Enquiries:

Media
Contact: Sue Cato
Cato Counsel
Mobile: 0419 282 319
Media Line: 02 9921 2220

Investors
Graeme Thompson
Head of Investor Relations, AGL
0412 020 711
02 9921 2789 (direct)

An Open Briefing will be available through the ASX shortly. This will be followed by:

Analysts' Webcast and Conference Call	10.15 am AEDT Dial in (Australia): 1800 333 703 Dial in (New Zealand): 0800 447 480 Dial in (International): 61 2 9696 0679 Live webcast on agl.com.au
Media Conference	12 noon AEDT AGL Offices 72 Christie Street, St Leonards Dial in: 1800 333 703

An archived version of the webcast will be available from the AGL website at the close of business.

Proposed structure post demerger



AGL
Energy
Retail Electricity & Gas Customers
LPG - (50% Elgas)
ActewAGL (50%) (Retail)
Hallett & Somerton Gas Power Stations
Southern Hydro
Loy Yang A Investment
Townsville Gas Power Station
PNG Gas Project Upstream
Sydney Gas JV
Infrastructure
NSW Gas Network
VIC Electricity Network
ActewAGL (50%) (Distribution)
APT (30%)
Wattle Point Wind Farm
Agility
PNG Pipeline
Chile (GasValpo)


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/10/2005

TIME: 08:37:39

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL acquires Southern Hydro

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.



Tel: 02 9921 0101
Fax: 02 9921 2751

AGL Centre, 72 Christie St
St Leonards, NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards NSW 2065

media release

October 31, 2005

AGL acquires Southern Hydro assets

The Australian Gas Light Company (AGL) today announced that it has expanded its power generation portfolio with the acquisition of Southern Hydro, the largest privately owned, renewable hydro and wind electricity generation portfolio in Australia, for $1.425 billion from New Zealand energy company Meridian Energy Limited (Meridian).

This follows the announcement earlier today[1] by AGL of a plan to demerge into two new major listed businesses by separating its retail and merchant energy assets from its infrastructure assets. The establishment of the energy business and the infrastructure business will result in two separate, sector-leading businesses.

The Southern Hydro assets consist of 11 hydro power stations located in Victoria and New South Wales and Australia's largest wind farm located at Wattle Point in South Australia. The total generating capacity of the portfolio is 736 megawatts (MW).

The hydro assets will be a key part of the energy business. The Wattle Point Wind Farm will be part of the infrastructure business.

"Southern Hydro is one of a limited number of pure renewable energy companies available anywhere in the world," AGL Managing Director Greg Martin said.

"These are long life assets and have been purchased on an 11 times EBITDA multiple based on long term average hydrology and full capture of portfolio benefits which is expected to occur from 2009.

"The power generating characteristics of Southern Hydro will provide greater flexibility to the wholesale electricity portfolio through the quick start-up capabilities of the hydro generation assets. This will assist AGL in delivering lower average wholesale energy costs at times of peak electricity demand and enhance the company's retail market competitiveness.

"The Southern Hydro business has long-life generation assets and an experienced management team," Mr Martin added.

All of Southern Hydro's power stations are accredited under the Australian Federal Government's Mandatory Renewable Energy Target (MRET) scheme. The Southern Hydro assets will progressively supply more of AGL's Renewable Energy Certificate (RECs) requirements over time. Between now and 2020, when the MRET scheme is due to conclude, Southern Hydro will supply approximately 30 per cent of AGL's total REC requirements representing approximately 55 per cent of AGL's uncontracted REC requirements.

---

[1] See separate media release "AGL to demerge into two new major Australian companies", 31 October 2005

"These hydro and wind generation assets will help reduce the carbon intensity of AGL's power generation portfolio. This will provide the company with a competitive advantage as governments and customers increasingly seek to reduce greenhouse gas emissions.

"There are also opportunities for future expansion of both wind and hydro generation with development projects included in the Southern Hydro portfolio. These are in addition to AGL's existing development projects at Townsville (370MW of gas-fired power generation), Hallett (250MW of gas-fired) and the Hallett Wind Farm (90-135MW).

AGL expects to complete the acquisition by the end of November.

Outlook[2]

Excluding the impact of Southern Hydro, and barring unforseen circumstances, there is no change to the FY2006 earnings per share outlook provided with AGL's FY2005 results in August.

The EPS impact for AGL on fully debt funding the purchase of Southern Hydro is expected to be 2 cents per share decretive for the seven months to 30 June 2006.

Further enquiries:

Media
Contact: Jane Counsel
Mobile: 0416 274 273
AGL Media Line
Direct: 02 9921 2220

Investors
Contact: Graeme Thompson
Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711

[2] AGL's EPS has been estimated on a pre-demerger, A-IFRS business as usual basis.

Southern Hydro overview

Figure 1: Power Generation Assets
Hydro

State	Plant name	Number of units	Capacity (Megawatts)	Type
Victoria	Kiewa	12	240.6	Discretionary
Victoria	Dartmouth	1	180.0	Summer irrigation
Victoria	Eildon	4	135.0	Summer irrigation
Victoria	Rubicon	5	13.5	Run-of-River
Victoria	Yarrawonga	2	9.5	Run-of-River
Victoria	Cairn Curran	1	2.0	Irrigation
Victoria	Banimboola*	3	12.0	Run-of-River
NSW	Copeton	1	22.5	Summer irrigation
NSW	Burrendong	1	19.0	Summer irrigation
NSW	Pindari	1	5.7	Summer irrigation
NSW	Glenbawn	1	5.5	Summer irrigation
Total Hydro:	**645.3 megawatts**			

* Banimboola scheduled for commissioning in October 2005

Wind

State	Plant name	Number of units	Capacity (Megawatts)	Type
SA	Wattle Point	55	91.0	Wind

Development projects

State	Plant name	Project	Capacity (Megawatts)	Type
Victoria	Bogong	Addition of new station to existing scheme by 2008	130.0	Hydro
Victoria	West Kiewa	Upgrade to existing station (2206/07)	12.0	Hydro

Figure 2: Location of existing power generation assets



New South Wales
South Australia
Victoria
Operational Assets
Hydro
Wind
Hydro
Wind
Yarrawonga
Run of River
Copeton
Summer Irrigation
Pindari
Burrendong
Summer Irrigation
Glenbawn
Summer Irrigation
2 Units 5.5MW
NEWCASTLE
SYDNEY
Wattle Point
Wind
55 Units 91MW
ADELAIDE
CANBERRA
Banimboola
Run of River
3 Units 12.2MW
Cairn Curran
Irrigation
1 Unit 2MW
Dartmouth
Summer Irrigation
MELBOURNE
Rubicon
Run of River
5 Units 13.5MW
Eildon
Summer Irrigation
4 Units 135MW
Kiewa Scheme
Winter/Spring Flexible

Figure 3: AGL Power Generation Portfolio mix pre and post acquisition



Current Generation Mix
Total Equity MW = 1,007 MW
Gas 33%
Coal 67%
Post-Acquisition Generation Mix
Total Equity MW = 1,743 MW
Renewables 5%
Gas 20%
Coal 39%
Hydro 36%



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
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PO Box H224
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Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 31/10/2005

TIME: 08:37:40

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing AGL Chairman on Demerger

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®


AGL


open briefing

corporatefile.com.au

The Australian Gas Light Company
ABN 95 052 167 405
72 Christie Street
St Leonards, NSW 2065

Date of lodgement: 31-Oct-2005

Title: Open Briefing®. AGL. Chairman on Demerger

Record of interview:

corporatefile.com.au
The Australian Gas Light Company today announced a proposal to demerge its retail and wholesale energy assets, with the infrastructure and services assets remaining as the continuing business. What is the rationale behind the demerger?

Chairman Mark Johnson
In its current form, AGL will increasingly become two very different businesses within the one consolidated corporate entity. The Board believes the creation of separate entities will enable the respective management teams to focus on their core businesses and the relevant strategies. We believe separate businesses will have greater transparency of business operations and financial structure for the equity market for valuation purposes. Separating the businesses will enhance clarity and provide choice for investors: growing cash flow and dividends for the infrastructure business and growing EPS and total shareholder returns for the energy business.

Each company will be able to adopt a capital structure and dividend policy that suits its business and strategic objectives and make acquisitions of appropriately valued assets. In particular, AGL Shareholders will obtain the benefit of the planned investment in the PNG pipeline.

Further, the demerger will also present an opportunity for greater business focus to drive efficiencies, leading to cost savings over time.

corporatefile.com.au
How does the Board expect AGL's demerger to impact Shareholder value?

Chairman Mark Johnson
We've decided that separating AGL's assets, through a demerger, into an infrastructure business and an energy business is likely to create greater long-term value for Shareholders. All AGL Shareholders will hold two shares, one in each of the energy and infrastructure companies and over the long term, the combined value of these shares is expected to be greater than the share price of AGL before the demerger announcement.

corporatefile.com.au
What other options did AGL consider? Did you consider the outright sale of either of the businesses?

Chairman Mark Johnson
As part of our ongoing strategic planning we considered a range of options including retaining the status quo, increasing dividends, asset acquisitions and sales, creating a stapled security, and alternative demerger structures such as demerging the infrastructure business. Separating the company into two businesses through a demerger of the energy assets will allow the businesses to compete more effectively and there is likely to be greater long-term value.

corporatefile.com.au
Why is AGL demerging now?

Chairman Mark Johnson
The Board has been considering for some time how to optimise AGL's assets and capital structure and has reviewed a range of alternatives to optimise value for Shareholders.

There are a number of factors that have influenced the timing of the announcement. One was the acquisition of the generation portfolio of Southern Hydro, which provides significant balance for the energy business. Another was the recent announcement of the Victorian electricity network decision which combined with the New South Wales gas network decision in July, provides a strong degree of cash-flow certainty for the network assets until 2010.

We also considered how AGL Shareholders would be able to directly own the PNG pipeline. They can do this under the proposed demerger through their shareholding in the infrastructure business. Importantly, we've just received the draft class ruling from the Australian Tax Office (ATO) which indicates that no tax will be payable by Australian resident shareholders in relation to the demerger.

corporatefile.com.au
Investors have for some time seen AGL in its current form as a takeover target, viewing its balance sheet as lazy and its assets as under-valued. Why has it taken you so long to act?

Chairman Mark Johnson
The company's current balance sheet position reflects its exit from New Zealand, and the business transition following that exit has taken time. We've explored all the appropriate alternatives for the optimal configuration of the business, but it hasn't necessarily been possible to move to that structure as quickly as we'd have liked to. We believe that now is the appropriate time and by creating two new Australian-listed businesses we'll be able to establish clear value propositions for Shareholders in businesses with sustainable growth opportunities.

corporatefile.com.au
To what extent has the demerger proposal been driven by the proliferation of other energy business models in the market?

Chairman Mark Johnson
The most important considerations were first, the likely greater long-term value for the benefit of all AGL Shareholders, and second, ensuring the viability of each of the businesses on a stand-alone basis. Third, future growth opportunities for the businesses were very important and fourth, we wanted to create an appropriate ownership structure to enable AGL Shareholders to directly own the PNG pipeline.

I can also say that the Board is of the view that separating AGL's assets into an infrastructure business and an energy business is likely to result in greater long-term value for Shareholders.

corporatefile.com.au
Can you comment on the methodology behind the split of the two sets of assets?

Chairman Mark Johnson
We've grouped complementary assets and businesses together to create two viable stand-alone businesses with growth potential. The infrastructure business will have an internal service provider business model with Agility an important component, providing asset management and growth. The energy business will continue to pursue integration opportunities across its retail and generation businesses, upstream gas investments and expansion of its existing businesses consistent with AGL's current strategy.

corporatefile.com.au
Will the AGL energy business have the critical mass to survive on its own?

Chairman Mark Johnson
The energy business has a unique set of valuable assets and will be a large and viable stand-alone business with a market-leading retail portfolio. The business will also have a balanced generation portfolio, a pipeline of organic growth projects and funding capacity of approximately $2 billion to implement its growth initiatives.

In particular, the acquisition of the Southern Hydro generation assets as part of the wholesale electricity portfolio gives the energy business quick start-up capabilities

in the crucial peak demand times that will allow it greater flexibility that should lead to lower average wholesale costs and an improved risk profile.

corporatefile.com.au
Will the infrastructure business have sufficient critical mass? Wouldn't it have benefited in terms of scale and asset diversity from the retention of your stake in the New Zealand business NGC Holdings that you sold in December 2004?

Chairman Mark Johnson
We believe the infrastructure business will have critical mass and that's reflected in the quality and scope of assets within its portfolio. We remain comfortable with the sale of our NGC investment for the reasons we outlined at the time, namely uncertainty surrounding the future regulatory environment in New Zealand and issues surrounding long-term gas supply. We achieved an excellent return for our Shareholders on that sale.

corporatefile.com.au
Why is neither business retaining a shareholding in the other?

Chairman Mark Johnson
Both the retail and infrastructure businesses will be large, viable operations in their own industry sectors and have the requisite funding capacity to achieve their clear growth plans. By holding one share in each company, AGL Shareholders will retain full value from their ongoing ownership of the two businesses.

corporatefile.com.au
How will the new structure impact AGL's plan to take a stake in the PNG Gas Project?

Chairman Mark Johnson
There's no change to AGL's intention to take up a stake in the project and it will be a core asset of the energy company once the transaction is completed.

corporatefile.com.au
How will the new structure impact the funding and execution of the PNG pipeline?

Chairman Mark Johnson
AGL is an equal partner with Petronas in the consortium (APC) to build, own and operate the Australian section of the PNG to Queensland pipeline. AGL and Petronas remain committed to the PNG pipeline and confident of reaching project sanction and completion. A final decision on the project is expected in 2006 with initial gas deliveries to customers targeted from 2009.

Following the demerger, the infrastructure business will own AGL's existing interests in the PNG pipeline and it will have the capacity to fund its share of the project, thereby ensuring full value is retained for AGL Shareholders. The final funding structure is yet to be determined.

corporatefile.com.au
To what extent will the smaller size of the AGL entity involved in the pipeline execution increase the level of construction and project risk?

Chairman Mark Johnson
The infrastructure business that will own the PNG pipeline will be a substantial business in its own right.

Construction risk will be mitigated as part of APC's overall contracting strategy, with construction contracts closely reflecting APC's pipeline construction obligations to the producers. Petronas and AGL will have 50:50 obligations during the construction phase. The route survey process will identify key issues pre contract execution. Construction contracts will have appropriate liquidated damages provisions which will pass the bulk of the risk of construction delays to the construction contractors.

corporatefile.com.au
Can you comment on the boards and management of the demerged businesses and their expertise?

Chairman Mark Johnson
I'll be the chairman of the energy business and Graham Reaney will be chairman of the infrastructure business. Both Graham and I have extensive experience as directors with AGL over a long period and are very familiar with the respective businesses we will chair.

The balance of AGL's existing non-executive directors will take positions in one or other of the new entities. The Board expects to be in a position to announce the chief executives of both businesses shortly, following a selection process that will consider both external and internal candidates.

corporatefile.com.au
What costs are involved in the demerger and how will they be expensed?

Chairman Mark Johnson
Details of the cost of implementing the transaction and the additional cost to the demerged infrastructure entity will be outlined in the Scheme Booklet. Estimates of the costs have been included in the pro-forma analysis contained in the investor presentation released today. The costs of the demerger will be incurred and expensed by the entities to be demerged prior to the scheme meeting.

corporatefile.com.au
What will be the impact of the demerger on AGL's current on-market buy-back of up to $150 million?

Chairman Mark Johnson
In light of today's announcements the share buy-back has been cancelled and the remaining $140 million of the buy-back will not occur.

corporatefile.com.au
What regulatory approvals are required for the demerger?

Chairman Mark Johnson
ASIC approval is required for the Scheme Booklet, followed by a Shareholder vote at a general meeting. We don't anticipate any major regulatory issues. It's our intention to approach and brief all the key regulators and relevant government bodies on the demerger proposal. There'll be some changes to licence holdings, but these aren't expected to be significant as the existing businesses will continue on a business-as-usual basis.

corporatefile.com.au
Can you elaborate on the ATO's draft class ruling regarding the tax implications of the demerger for Shareholders?

Chairman Mark Johnson
The ATO has provided a draft ruling which indicates that the demerger will not result in adverse tax consequences for AGL's Australian resident shareholders. Full details will be provided in the Scheme Booklet.

corporatefile.com.au
What are the major steps ahead in the demerger calendar?

Chairman Mark Johnson
Once ASIC has approved the Scheme Booklet, there'll be a court hearing to approve it. Following this, a general meeting of Shareholders will be held to approve the Scheme and this is expected to occur around March 2006. Once the scheme becomes effective, AGL Shareholders will receive one share in each of the energy and infrastructure businesses for each AGL share held at the time of the demerger. The demerged companies will trade on the Australian Stock Exchange as separate listed entities after this, which we expect to be around April 2006.

AGL Energy

corporatefile.com.au
How will the energy business be structured and what will be its main points of appeal as an investment?

Chairman Mark Johnson
The energy entity will be a company comprising AGL's retail and merchant businesses. It will include AGL's gas and electricity retail assets, its power generation assets, including the Hallett and Somerton gas-fired peaking plants and the newly acquired Southern Hydro portfolio, its LPG and Loy Yang A investments, its stake in the ActewAGL retail business, its 50 percent stake in the Sydney Gas joint venture and its proposed 10 percent stake in PNG Gas Project. The business will also include AGL's electricity and gas supply contracts and its power generation development sites and projects including the Townsville Power Station.

Following the demerger, the energy business will be one of Australia's major energy companies with the largest retail customer base in the key south eastern Australia markets giving it a competitive advantage in those markets. It will also comprise a growing portfolio of upstream gas and electricity investments and supply contracts. It will have identified development projects that will provide growth opportunities and is expected to deliver higher cash flow and future dividend growth for Shareholders.

corporatefile.com.au
How will the energy business be impacted operationally by being separated from the infrastructure business?

Chairman Mark Johnson
As I said earlier, the energy business will be a substantial and viable entity. The demerger will allow greater management focus on core activities, which will facilitate an enhanced competitive position. The business will generate strong cash flow and will be debt free at demerger. It won't have any dependence on the infrastructure business for operational or financial support.

corporatefile.com.au
Given the energy business's debt-free status post demerger, what are its capital management options?

Chairman Mark Johnson
The energy business will pursue a pipeline of organic growth projects as well as appropriate acquisition opportunities should they arise. It will have strong profit and cash flow, facilitating a high, fully franked dividend payout. The focus will be on undertaking additional investment to grow EPS and cash flow.

corporatefile.com.au
You've emphasised the growth prospects of the business, but the recent performance of AGL's energy businesses has been lacklustre. Where specifically will growth come from post demerger?

Chairman Mark Johnson
We said at our full-year results announcement that we expected the retail and merchant businesses to improve. Post demerger the energy business will be one of Australia's largest energy companies, with a substantial retail base and power generation portfolio, enhanced by the acquisition of Southern Hydro. We're confident it's positioned to grow, with a portfolio of organic development projects, including power generation developments such as the Townsville Power Station, future upstream gas investments building on the equity stake in the PNG Gas Project, and retail opportunities in Queensland and New South Wales.

corporatefile.com.au
What will be the capex and funding requirements of the energy business over the medium to longer term?

Chairman Mark Johnson
Minimal capex will be required to support existing business activity and growth-related capex will depend on the timing of development and acquisition projects. As we've said previously, a priority is to rationalise and improve our retail billing systems, and we're assessing the options and would expect to have something more to say about that in due course.

corporatefile.com.au
What will be the level of corporate support costs within the energy business and do you foresee the opportunity to realise material efficiencies under the new structure?

Chairman Mark Johnson
A major benefit of the demerger will be to allow management to focus on the strategic drivers and core competencies of each business. The energy business will focus on building a competitive cost structure that takes advantage of its scale and allows it to continue to improve efficiencies.

corporatefile.com.au
What's the expected level of Shareholder dividends the energy business will be able to sustain?

Chairman Mark Johnson
We expect it to pay fully franked dividends and have sustainable EPS growth, supported by strong cash flow growth.

corporatefile.com.au
How will distributions be impacted by the PNG Gas Project?

Chairman Mark Johnson
As detailed to the market in July, we expect the PNG Gas Project to be earnings and cash flow accretive from the first year.

corporatefile.com.au
How is the energy business positioned in an environment of further industry consolidation?

Chairman Mark Johnson
The scale of the retail business, its growing portfolio of generation and gas supply assets, and its funding capacity, position it well in an environment of industry consolidation.

AGL Infrastructure

corporatefile.com.au
The infrastructure entity is to include the New South Wales gas network, the Victorian electricity network, the Wattle Point Wind Farm, Gas Valpo in Chile, the 30 percent stake in APT, the 50 percent interest in ActewAGL distribution network and the Agility services business. What will be the business's main points of appeal as an investment?

Chairman elect, Infrastructure Graham Reaney
The business will have strong, stable cash flow, facilitating strong and growing dividends that will be fully franked from day one. Dividends will be supported by the high degree of certainty over cash flow following recent network regulatory decisions and the geographic diversity and scale of the asset portfolio. There's also an identified business growth path through the future investment in the PNG pipeline and the inclusion of Agility, which is expected to continue expanding its third-party work and additionally enhance the integrated nature of the business model through its asset management capabilities.

corporatefile.com.au
What is the expected level of Shareholder dividends?

Chairman elect, Infrastructure Graham Reaney
The infrastructure business is expected to distribute a high proportion of its sustainable free cash flow to Shareholders as fully franked dividends. We expect it to have the potential to increase its dividends in subsequent years in line with anticipated growth in cash flows from the existing business and the investment in the PNG pipeline.

corporatefile.com.au
What is the target gearing range of the infrastructure business?

Chairman elect, Infrastructure Graham Reaney
The level of gearing in the infrastructure business will be consistent with an efficient capital structure and a competitive cost of capital. This will be necessary for the business to be able to expand and grow future cash flow.

corporatefile.com.au
What is the expected level of capex within the infrastructure business going forward?

Chairman elect, Infrastructure Graham Reaney
The indicative annual maintenance capex for existing assets is around $50 million per year. Growth related capex will be subject to market factors and specific business initiatives.

corporatefile.com.au
What will be the initial focus of management?

Chairman elect, Infrastructure Graham Reaney
Management will focus on optimising returns from the current business and will review opportunities to rationalise its existing systems and processes to enhance efficiency and reduce costs, as well as seeking ongoing efficiency improvements from within the Agility business. The PNG pipeline will also be a major focus as the project moves towards financial close. Other organic and acquisition opportunities will also be evaluated as the infrastructure business will have the scale and funding flexibility to pursue these from the outset.

corporatefile.com.au
What industry consolidation opportunities do you see in infrastructure, given the high level of competition from large, well funded players for attractive assets?

Chairman elect, Infrastructure Graham Reaney
There may be opportunities that arise from industry consolidation, but the infrastructure business has an identified growth path and doesn't need acquisitions to support its growth platform.

corporatefile.com.au
What is the intention of the infrastructure business with regard to its 30 percent holding in APT?

Chairman elect, Infrastructure Graham Reaney
AGL's 30 percent stake in APT will be a core asset of the infrastructure business.

corporatefile.com.au
You've indicated Agility will continue to pursue business with infrastructure owners outside the AGL group. To what extent might Agility's retention within the infrastructure business limit its opportunities to sell its services to other (competing) infrastructure owners?

Chairman elect, Infrastructure Graham Reaney
Agility has successfully grown its third-party revenue from within AGL and the expertise and experience gained from providing services to AGL's infrastructure business is considered an advantage in obtaining third-party work, including potentially from competing, externally managed funds.

You'll note in our presentation a diagram that details Agility's wide range of customers around Australia in the gas, electricity and water utility sectors.

corporatefile.com.au
Other infrastructure funds/trusts subcontract the operation and maintenance of their assets to third parties. To what extent will using Agility put the infrastructure business at a cost disadvantage to these other players?

Chairman elect, Infrastructure Graham Reaney
Agility's success in growing its third-party revenues indicates it is cost competitive. We believe that managing and operating Agility as a discrete business within the infrastructure business will facilitate management focus on cost and overall financial performance while providing growth for the infrastructure business.

corporatefile.com.au
What impact will the PNG pipeline have on the cash flows and distributions of the infrastructure business?

Chairman elect, Infrastructure Graham Reaney
At this stage, we anticipate first gas from the PNG pipeline early in 2009, and while not finalised, we anticipate being able to maintain distributions from the

infrastructure business during the initial two-year ramp-up phase of the pipeline. Following this we anticipate growth in cash flow and distributions as volumes increase.

corporatefile.com.au
How will the PNG pipeline be funded under the new structure?

Chairman elect, Infrastructure Graham Reaney
We've considered a number of options and we'll continue to evaluate them to determine the best way to fund the infrastructure business's share of the pipeline. These will include non-recourse funding, implementing a dividend reinvestment plan and a combination of debt and new equity, depending on gearing levels within the business at the time.

corporatefile.com.au
Thank you Mark and Graham.

For more information about AGL, visit www.agl.com.au or call Graeme Thompson, Head of Investor Relations, on +61 2 9921 2789

To receive future Open Briefings by e-mail, visit www.corporatefile.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/10/2005

TIME: 08:37:51

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing AGL MD on Southern Hydro Acquisition

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®




open briefing

corporatefile.com.au

The Australian Gas Light Company
ABN 95 052 167 405
72 Christie Street
St Leonards, NSW 2065

Date of lodgement: 31-Oct-2005

Title: Open Briefing®. AGL. MD on Southern Hydro Acquisition

Record of interview:

corporatefile.com.au
The Australian Gas Light Company today announced an agreement to acquire Southern Hydro, a company with 736 megawatts of hydroelectric and wind generation capacity, from Meridian Energy Limited. The acquisition price is $1.425 billion. What are the strategic drivers of this acquisition?

MD Greg Martin
This acquisition is an important addition to our growing portfolio of power generation assets. It will deliver profitable growth through further investment in the upstream sector of the energy supply chain to support our large retail market position. It will also provide greater control over the future pricing and competitiveness of our wholesale electricity requirements by reducing our reliance on third-party competitors for electricity purchases, particularly at times of peak electricity demand.

The acquisition also enhances the balance of our generation portfolio by adding hydro and wind generation assets. We now have greater balance of base, intermediate and peak capacity power generation as well as a better geographical spread across our core markets. The increased operational scale of our generation portfolio will mitigate the risk of plant failure through multiple unit redundancy, while ownership of fast start hydro generation will improve our ability to manage risk and capture value in the wholesale electricity market.

The zero greenhouse emissions Southern Hydro renewable portfolio will also bring a substantial reduction in the carbon intensity of our generation portfolio, positioning us well for an inevitably more carbon-constrained future.

corporatefile.com.au
What's the importance of peaking capacity in AGL's portfolio and to what extent will the Southern Hydro assets cover AGL's total peaking capacity requirements?

MD Greg Martin
Because of our large customer base in Victoria and South Australia we have the largest peak electricity demand in the National Electricity Market (NEM). It's predominantly at times of peak demand that wholesale electricity prices are highest, so we'll benefit considerably by owning the fast-start renewable generation assets of Southern Hydro. It's worth noting that approximately 30 percent of our load occurs during peak demand times and this accounts for approximately 45 percent of our total electricity cost of goods sold.

By increasing our ownership of peaking capacity we'll be able to avoid paying significant contract premiums to third parties and capitalise on the benefits associated with a more balanced retail/wholesale portfolio.

Combining Southern Hydro's controllable capacity of approximately 560 megawatts with our existing power generation facilities at Somerton in Victoria, a 150 megawatt open cycle gas turbine (OCGT) facility, and Hallett in South Australia, a 180 megawatt OCGT, will provide us with 890 megawatts of peaking generation. Consequently, we'll be in a position to largely self-supply our retail load flex in the southern NEM, while still having capacity to grow our generation base in the region.

We also have ample capacity to grow our power generation portfolio in the northern NEM (New South Wales and Queensland) to supply the rapid growth in our retail market share in that region. The Queensland retail market will be open to full retail competition in July 2007 and you'll be aware of last week's announcement of our plans to build a 370 megawatt base load power generation project in Townsville, north Queensland.

corporatefile.com.au
The acquisition prices the Southern Hydro assets at $1.9 million per megawatt of current capacity compared with $3.4 million per megawatt for Pacific Hydro in the most recent Australian renewable energy asset transaction. What's the reason for the discount?

MD Greg Martin
Given the unique nature of these long life assets and the future development opportunities they encompass, we're very pleased with the acquisition price and believe the assets will provide long-term shareholder value.

corporatefile.com.au
What value have you placed on Southern Hydro's development projects scheduled for completion over the next three years?

MD Greg Martin
The flagged development opportunities have been independently assessed against our existing development pipeline and then ranked using our financial and risk investment criteria. Bogong is an important component of development projects as it adds 130 megawatts. The value placed on other development projects reflects their early development status.

corporatefile.com.au
What value has AGL placed on Southern Hydro's ability to generate renewable energy certificates (RECs)?

MD Greg Martin
All of Southern Hydro's generation facilities are registered and capable of generating RECs, as will its development projects as they come on line.

We have a very large requirement to purchase or produce RECs under the current Federal Government Mandatory Renewable Energy Targets (MRET) scheme. Southern Hydro will satisfy approximately 30 percent of our total REC requirements under this scheme, representing approximately 55 percent of our uncontracted REC requirements. We've valued Southern Hydro's REC capacity based on the current REC forward price curve. Should the MRET scheme be increased or extended, we'd see potential upside to the business.

corporatefile.com.au
What's the expected impact of the acquisition on AGL's earnings in the current year ending June 2006 and in the June 2007 year, the first full year post acquisition?

MD Greg Martin
Firstly my answer reflects a pre-demerger AGL continuing on a business as usual basis and adjusted for A-IFRS. The impact in the current financial year will be reflective of the current hydrology profile, the existing Southern Hydro contract book and our capacity to integrate the business into our wholesale and generation portfolio. We expect the acquisition to be earnings decretive by approximately 2 cents per share for the 7 months to 30 June 2006 and by approximately 2 to 3 cents per share in 2007. In 2008 the acquisition is expected to be EPS neutral and accretive from 2009 when a return to long term average (LTA) hydrology and capture of full portfolio benefits is expected.

corporatefile.com.au
In which specific areas are operational improvements available?

MD Greg Martin
First, we expect improved hydrological performance from Southern Hydro's schemes resulting in increased pool and REC receipts that will accrue naturally following drought recovery. I draw your attention to the slide contained in our investor presentation on dam levels which shows material improvement to water levels in recent months.

Second, we'll be able to capture additional benefits through integration with our existing generation and retail portfolios. These benefits weren't available to Southern Hydro previously as a stand-alone generating asset. They include lower retail portfolio costs through a reduction or avoidance of higher cost supply contract payments to third parties, the capability to optimally manage inter-state retail load diversity when the Southern Hydro assets are combined with our Hallett power station in South Australia, and a reduced portfolio redundancy allowance associated with our existing generation unit at Somerton in Victoria.

corporatefile.com.au
To what extent are Southern Hydro's earnings dependent on hydrology and will this materially increase the risk profile of AGL's earnings in power generation or across its portfolio?

MD Greg Martin
Hydrology is obviously important for Southern Hydro's business performance, but it's not as simple as "high rainfall equals high earnings." Higher dam levels at Dartmouth and Eildon are important, and they're currently well on their way to recovery from the lows experienced in the recent drought. Higher dam levels deliver two benefits – increasing available generation and increasing the efficiency of the generators by raising the "head height". The Kiewa scheme isn't significantly impacted by rainfall variations from year to year as it relies primarily on snowmelt to fill its catchment and its water isn't allocated for irrigation purposes.

Our hydrology assumptions have been based on the due diligence reports of two independent experts. We've assumed a return to LTA hydrological outcomes by 2009 for the Southern Hydro assets. Our hydrology assumptions are more conservative than those in the Southern Hydro Information Memorandum, even for the LTA case.

Should there be a downward shift in the LTA hydrology, we'll be well positioned through ownership and investment in a diversified generation portfolio that includes gas, coal and wind.

corporatefile.com.au
How do the cash flows from hydro and wind power differ from those of AGL's traditional generation assets and how will you manage the specific operating issues associated with these assets given you have no direct experience in the area?

MD Greg Martin
Our existing generation assets at Somerton and Hallett derive their revenue predominantly from capacity payments. Loy Yang A Power Station, where we have a 32.5 percent stake, derives its income from pool receipts and contract payments. The hydro assets derive their cash flows from a mix of pool receipts for the run-of-river schemes and capacity payments like Somerton and Hallett for the peaking capacity. These cash flows will be supplemented by the creation of RECs.

The Wattle Point wind farm output has been contracted under a power purchase agreement (PPA) to a third party for the medium term. Variability in output risk rests largely with the PPA contractor. With a balanced portfolio of generation assets including flexible hydro and gas-fired power generation assets, as we now have, we'll be well positioned to manage the variable output from a wind farm.

Operationally, we'll acquire the highly regarded and experienced Southern Hydro hydrology and maintenance teams as part of the transaction. The Wattle Point wind farm will continue to be operated and maintained by the existing contractor over the next three to four years. There's an option to extend this arrangement at our discretion.

corporatefile.com.au
Can you indicate the proportion of the acquisition price accounted for by property plant and equipment, working capital, and goodwill?

MD Greg Martin
Property, plant and equipment represents about two-thirds of the acquisition price, with the remainder allocated to contracts, licences and goodwill.

Working capital was approximately $35 million at 30 June 2005, with an adjustment mechanism agreed with Meridian for changes in working capital and capex in the period since 30 June 2005. Based on current analysis, we anticipate a refund of approximately $15 million resulting in net working capital of around $20 million.

corporatefile.com.au
You've indicated the transaction will be fully debt funded. What will be the impact on AGL's gearing and interest cover ratios?

MD Greg Martin
Again, my answer reflects a pre-demerger AGL continuing on a business as usual basis and adjusted for A-IFRS. Our gearing will increase to approximately 45 percent (debt to debt plus equity on a book value basis), which would then trend downwards over the next few years. It should be noted that we've obtained commitments for financing on competitive terms for this acquisition and our interest coverage ratios will change to reflect this increased gearing.

We've been in discussions with the ratings agencies regarding this transaction and the proposed demerger. We anticipate retaining an appropriate credit rating and following the demerger each company will be able to adopt an appropriate capital structure.

corporatefile.com.au
What impact will the Southern Hydro deal have on AGL's ability to debt fund its planned acquisition of a 10 percent stake in the PNG Gas Project next year?

MD Greg Martin
While our gearing has increased, we have ample funding capacity to undertake the acquisition of the stake in the PNG Gas Project next year, and continue to retain

appropriate credit ratings. Pro-forma financial information provided in the investor presentation for the Demerger Proposal details the extent of balance sheet debt, which includes funding for the 10 percent stake in the PNG Gas Project.

corporatefile.com.au
What's the expected cost of the Southern Hydro development projects over the next three years and will there be any impact on AGL's capex plans for its existing businesses?

MD Greg Martin
Southern Hydro has a number of attractive development projects that fit with our existing business strategies. We'll examine these projects in conjunction with our own development opportunities, rate them in terms of attractiveness, and allocate capital accordingly. We anticipate being able to fund all the financially attractive development projects.

A project worth highlighting is the Bogong expansion to the Kiewa scheme. This project would deliver a further 130 megawatts of hydro generation capacity and is expected to be the last major hydro expansion opportunity in the southern NEM for some time. In addition to the extra generation capacity, it would enhance the operations of the other plants in the Kiewa scheme and qualify for RECs for all generation output. Capital payments for the project over the period to 2009 are estimated to be around $50 million per year.

corporatefile.com.au
You've indicated that about 25 percent of Southern Hydro's revenue comes from long-term PPAs. To what extent are these with retailers that compete with AGL and what is your intention regarding these PPAs?

MD Greg Martin
The long-term PPAs are all with retail competitors of ours. The contracts were all negotiated on commercial terms that were attractive to both parties at the time. When the contracts expire we'll have the choice to extend them with the existing counterparty, negotiate with an alternative counterparty or supply the energy and environmental products to our own retail business.

corporatefile.com.au
At the time of your acquisition of a 50 percent interest in the Sydney Basin coal seam methane assets of Sydney Gas, you alluded to the consequent opportunities to develop additional gas-fired power generation capacity. Would you continue to see a need for this following the Southern Hydro acquisition?

MD Greg Martin
Yes. We see significant growth opportunities in the power generation sector. Our demand for generation capacity to supply our retail customer base nationally is approximately 5,000 megawatts. After acquiring Southern Hydro, we'll have equity ownership of approximately 1,700 megawatts. In addition, I point you to the recent announcement we made on the commitment to build 370 megawatt gas fired power station planned for Townsville.

corporatefile.com.au
Thank you Greg.

For more information about AGL, visit www.agl.com.au or call Graeme Thompson, Head of Investor Relations, on +61 2 9921 2789

To receive future Open Briefings by e-mail, visit www.corporatefile.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/10/2005

TIME: 08:42:58

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Letter to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.


Tel: 02 9922 0101
Fax: 02 9921 2751

AGL Centre
72 Christie Street
St Leonards 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards

Dear Shareholder

Demerger of AGL into two new major Australian companies

Your Board proposes to put to you a plan to demerge AGL into an energy business and an infrastructure business.

We have been considering for some time how to optimise AGL's assets and capital structure to create value in the most tax-effective way for Shareholders.

Many factors affect Shareholder value, but three are particularly important in this case; market valuations, business focus and industry opportunities.

Over the last several years stock markets have increasingly applied different valuations to energy companies and to infrastructure companies. Investors look for different growth paths in earnings and for different levels of distributions from each, and capital structures have been changed to reflect these requirements.

Currently AGL's energy and infrastructure businesses are housed in one company, which blends results from what the markets increasingly see as two different businesses. This gives AGL strength and diversification but it does not give it the most efficient financial structures to satisfy investors.

New energy and infrastructure businesses

Separating the energy business from the infrastructure business will allow each company to focus on a clear strategy and on the core tasks for success. The energy chain is integrated but the skills and abilities required for energy production, or for meeting the requirements of customers, are increasingly divorced from transportation and logistics; a separation also reinforced by regulators.

We think this emphasis on focus is timely, as the markets are likely to present investment opportunities. Many of the markets in which we operate will be rationalised as a national energy market emerges, and there will be many development opportunities as the need for new reliable energy supplies emerge from behind the present industry patchwork.

Early next year, your Board will recommend a simple plan for you to hold your existing AGL interest in an energy company and an infrastructure company. These companies will each have focused strategic and operational skills and strengths, clearly directed to opportunities in sectors of the energy chain in which they are highly proficient. Each company will be efficiently financed for these opportunities. The two companies should achieve better outcomes for their owners than can be achieved from a single company seeking to meet so wide a range of objectives.

What do you need to do?

At this stage you do not have to take any action. You will receive full details of the proposal in the demerger documentation which will be distributed in the first quarter of 2006. This will include an independent expert's assessment. All Shareholders will be asked to vote on the demerger proposal at a General Meeting which is expected to be in March 2006.

What does this mean?

Following the demerger you will own the same proportion of AGL assets, but through separate shareholdings in the energy business and the infrastructure business. You will hold one share in each new company for every AGL share.

The Australian Taxation Office has confirmed in a draft class ruling that the demerger will not have adverse income or capital gains tax consequences for Australian resident retail Shareholders.

Media releases and market information are available on the AGL website, including on the newly acquired Southern Hydro power generation assets. Additional information will be announced when it becomes available.

Yours sincerely

Mark Johnson
Chairman

31 October 2005


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/10/2005

TIME: 08:47:50

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor Presentation AGL demerger

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.


AGL

Demerger and Southern Hydro Acquisition

31 October 2005

Disclaimer


AGL

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in The Australian Gas Light Company, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

Agenda



Overview	M Johnson
Energy Business	M Johnson
Infrastructure Business	G Reaney
Southern Hydro	G Martin
Demerger	G Hayes
Summary	M Johnson
Appendices	

Two New Major Australian Companies



- Demerger of AGL to create two new focused companies
  - Energy:
    - One of Australia's largest energy companies
    - Leading position in South Eastern Australia retail markets
    - A growing portfolio of generation and gas assets
    - Substantial funding capacity to execute growth opportunities
  - Infrastructure:
    - Quality gas and electricity distribution assets
    - Internal management expertise
    - Identified growth opportunities: PNG Pipeline & Agility business
    - Competitive capital structure supporting future growth opportunities
  - No cross shareholdings between companies

- Both companies to have clear and focused investment propositions
  - Energy: strong EPS accretion supporting future business growth with competitive fully franked dividends
  - Infrastructure: predictable, growing cash flows supporting fully franked dividends

Proposed Structure Post Demerger


AGL
Energy
Chairman elect – Mark Johnson
FY05 Historical ProForma EBITDA: $342m*
Infrastructure
Chairman elect – Graham Reaney
FY05 Historical ProForma EBITDA: $439m*
Electricity
Gas
Services
Generation/Production
Retail
Transmission
Distribution
Contracted Generation
Hallett (SA) & Somerton (Vic) Peakers
NSW, Vic, SA
Vic
Wattle Point Wind Farm
Loy Yang A (32.5%)
ActewAGL (50%) (Retail)
ActewAGL (50%) (Distribution)
Southern Hydro Generation
PNG Gas Project
NSW, Vic, SA
APT (30%)
NSW
Sydney Gas
ActewAGL (50%) (Retail)
PNG Pipeline
ActewAGL (50%) (Distribution)
HC Extractions - LPG
Elgas - LPG (50%)
Chile (GasValpo)
Agility (Electricity, Gas & Water)
Existing Footprint
Recent Announcements
Today's Announcement
* Excludes Southern Hydro & PNG Gas Project

Rationale / Why Demerge


AGL

- Creates long-term shareholder value
  - Separate businesses provide greater transparency of business operations and financial performance
- Focus on core business activities and strategies
  - Strategic and operational decisions specifically focus on characteristics relevant to each business
- Clear investment choice
  - Energy focus on higher EPS/TSR growth with fully franked dividends
  - Infrastructure focus on cash flow growth to support fully franked dividends
- Improved growth opportunities
  - Allows both businesses to develop and acquire existing and new assets based on value drivers most relevant to each
  - PNG pipeline can be owned on Infrastructure balance sheet
- Capital structure
  - Energy will have substantial acquisition capacity at BBB+ credit rating
  - Infrastructure will have low cost of capital and strong cash flow to facilitate asset acquisition capacity at BBB credit rating

Southern Hydro – Another Step in the Strategy



- Acquisition of Southern Hydro for $1.425 billion
- Assets comprise 11 hydro and 1 wind generation power plants
  - ~645MW of 'fast start' hydro generation capacity across southern NEM
  - Total capacity of ~736MW
- Long life assets which can't be emulated in the Australian market
- Australia's largest hydro expansion opportunity - Bogong
  - ~130MW permit approved, immediate construction tender optionality







Energy

Mark Johnson

Chairman Elect

Energy - Strengths and Investment Proposition



Strengths

- Leading brand recognition in retail markets
- Australia's largest retail energy company with ~ 2.8m customer accounts
- Strong and diverse power generation portfolio – base, peaking and intermediate
- Established alliances: ActewAGL, BOC, TEPCO and Oil Search
- Growing upstream gas portfolio
- 50% of Australia's largest LPG business



Investment Proposition

- Pipeline of growth opportunities:
  - PNG Gas Project, Sydney Gas JV, Townsville Power Station, Hallett: windfarm & power expansion & Southern Hydro development projects
- Substantial funding capacity from date of demerger of ~$2 billion
- EPS growth focus with fully franked dividends

Energy – Indicative Growth Opportunities




Energy
Generation/Production
Retail
Existing
Growth Opportunities
Existing
Growth Opportunities
Electricity
Hallett (SA) & Somerton (Vic) Peakers
Generation: Build and/or Acquire (SA, Vic, NSW & QLD)
NSW, Vic, SA
QLD & NSW
Loy Yang A (32.5%)
Wind Farm Developments
ActewAGL (50%)
Southern Hydro Generation
Southern Hydro Developments
Gas
PNG Gas Project
Further upstream Gas Opportunities
NSW, Vic, SA
QLD
Sydney Gas
ActewAGL (50%)
HC Extractions - LPG
Elgas – LPG (50%)

Existing Footprint  Recent Announcements Today's Announcement Future Opportunities



Infrastructure

Graham Reaney

Chairman Elect

Infrastructure - Strengths and Investment Proposition



Strengths

- Quality asset portfolio
  - Gas, electricity - distribution, transmission
- Geographic diversity
- Asset management capability
- Established alliances/JVs: ActewAGL/ Petronas
- Extensive internal management expertise
- Identified growth opportunities through Agility & PNG Pipeline



Investment Proposition

- Strong and stable cash flows
  - Certainty following regulatory resets
- Distribution growth potential
- Appropriate and competitive capital structure at BBB credit rating

Agility Servicing a Diverse National Client Base



- One of few companies with capabilities to construct, service and manage assets for the gas, electricity and water utility sectors across all States and Territories of Australia



Power and Water
APT
Ergon Energy
Santos
Energex
APT
APC
Apache
Hamersley Iron
Goldfields Gas
Transmission
Western Power
AGL
APT
Northern Territory
Queensland
Western Australia
South Australia
New South Wales
ACT
Victoria
Tasmania
Transgrid
Sydney Water
Caltex
Integral Energy
Gorodok
Country Energy
AGL
APT
ActewAGL
AGL
Mainco
Pacific Airport
Telstra
AGL
Aurora
Powerco
Agility FY2005:
EBITDA: $67.2m
EBIT: $63.4m

Infrastructure – Indicative Growth Opportunities





Infrastructure
Transmission
Distribution
Contracted Generation
Existing
Growth Opportunities
Existing
Growth Opportunities
Existing
Growth Opportunities
Electricity
Vic
Organic
Wattle Point Wind Farm
Generation: Forced Disp. (PPA)
ActewAGL (50%) (Distribution)
Gas
APT (30%)
PNG Pipeline
NSW
Organic
ActewAGL (50%) (Distribution)
Chile (GasValpo)
Services
Agility (Electricity, Gas & Water)
Agility: Organic (Core and Adjacent Markets)

Existing Footprint | Recent Announcements | Today's Announcement | Future Opportunities



Southern Hydro

Greg Martin

Managing Director



Asset Overview





New South Wales
South Australia
Victoria
Yarrawonga
Run of River
2 Units 9.5MW
Copeton
Summer Irrigation
2 Units 22.5MW
Pindari
Summer Irrigation
1 Unit 5.7MW
Burrendong
Summer Irrigation
2 Units 19MW
Glenbawn
Summer Irrigation
2 Units 5.5MW
NEWCASTLE
SYDNEY
ADELAIDE
CANBERRA
MELBOURNE
Menindee Lakes
Darling River
Murray River
Loddon River
Goulburn River
Hume Dam
Mitta Mitta River
Kiewa River
Gwydir River
Macquarie River
Hunter River
Severn River
Operational Assets
Hydro
Wind
Hydro
Wind
Wattle Point
Wind
55 Units 91MW
Banimboola
Run of River
3 Units 12.2MW
Cairn Curran
Irrigation
1 Unit 2MW
Dartmouth
Summer Irrigation
1 Unit 180MW
Rubicon
Run of River
5 Units 13.5MW
Eildon
Summer Irrigation
4 Units 135MW
Kiewa Scheme
Winter/Spring Flexible
12 Units 240.6MW
Note. Kiewa Scheme incorporates McKay Creek, Clover, West Kiewa and the Bogong Hydro Development. Rubicon Scheme incorporates Rubicon, Lower Rubicon, Rubicon Falls and Royston
Banimboola expected to be operational from October 2005

Generation Mix



- A more balanced generation portfolio with good development opportunities

Current Generation Mix
Total Equity MW = 1,007 MW



Gas
34%
Coal
66%

Post-Acquisition Generation Mix
Total Equity MW = 1,743 MW



Renewables
5%
Gas
20%
Coal
39%
Hydro
36%

Generation Mix



- A more balanced generation portfolio with good development opportunities



Current Generation Mix
Total Equity MW = 1,007 MW



Cogen Plants 0.7%
Cawse 1.5%
Landfill Plants 0.5%
Somerton
14.9%
Hallett
17.9%
Loy Yang A
64.4%

Post-Acquisition Generation Mix
Total Equity MW = 1,743 MW



HydroCo 3.2%
Wattle Point 5.0%
Landfill Plant 0.3%
Loy Yang A
39.4%
Southern
Hydro
32.4%
Hallett 9.9%
Somerton 8.3%
Cawse 1.1%
Cogen Plants
0.4%

Asset Lives

- Weighted average asset life of 72 years[1] provides portfolio flexibility



Asset Leases/Licences
Kiewa
Eildon
Dartmouth
Cairn Curran
Rubicon
Burrendong
Copeton
Glenbawn
Yarrawonga
Pindari
Wattle Point
Dollar
Macarthur
1990
2000
2010
2020
2030
2040
2050
2060
2070
2080
2090
2100
2110
Existing Lease/Licence
Option Period

[1] Weighted by average MW capacity

Changes since 2003

- Vic hydro asset capacity increased by 42MW
- Wattle Point Wind Farm (91MW) constructed
- NSW hydro assets (62MW) added
- Development projects advanced (mainly Bogong - 130MW)
- Material increase in dam levels through recent rainfall

Dam Levels Recovering Strongly





Dartmouth - Actual
Dartmouth - LTA
Eildon - Actual
Eildon - LTA
GL
3,750
3,500
3,250
3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
Previous Sale March 2003
Storage levels highest since Nov-02
61%
46%
~30%
~10%
Storage levels highest since Feb-01
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05

Strategic Fit





Southern NEM Peaking Capacity

- Additional peaking/intermediate capacity of ~736MW to better manage AGL's peak customer load requirements, especially within Victoria



Fast Start Capability

- Provides virtually instantaneous start up capability to mitigate exposure to high price events



Dispatch Control

- Delivers dispatch flexibility for hydro assets that have semi and fully flexible dispatch capability



Environmental

- Southern Hydro's ~700MW of hydro and wind generation capacity will materially improve the carbon intensity of AGL's portfolio of generation assets

Portfolio Benefits





Reduced
Electricity
Purchase
Costs

- Competitive wholesale costs allows more efficient customer targeting, acquisition and / or defence of market share thus improving / maintaining retail revenue
- Fuel diversity enables better revenue optimisation and risk mitigation
- REC creation to meet high proportion of AGL's requirements



Dispatch
Control

- Fast start discretionary peak generation to match variable customer demand and benefit from market opportunities



Optimise
Asset
Utilisation

- The discretionary features of Southern Hydro's assets and AGL's gas fired peakers allows the value of stored water to be optimised
- Increased internal generation capacity allows higher contracting at Hallett and Somerton
- Substantial fast start generation enables variable wind generation to be made firm
- Multiple generation units provide redundancy flexibility
- Optionality of multiple units delays capex/opex requirements

Growing Peak Demand in the National Electricity Market



- Peak energy demand is growing at a much faster rate than the annual base load growth rate
  - Load requirements much higher during summer and winter
- 30% of AGL's load (peak) represents 45% of electricity COGS
- Southern Hydro adds significant peaking flexibility to the AGL portfolio

Energy Demand Growth – 2005 (MW)

	Summer Peak Demand			Winter Peak Demand			Base Load Demand		
State	**Total**	**Growth**	**% Inc.**	**Total**	**Growth**	**% Inc.**	**Total**	**Growth**	**% Inc.**
Queensland	8,176	407	5.0%	7,092	340	4.8%	3,827	122	3.2%
NSW	12,840	387	3.0%	13,032	299	2.3%	5,182	98	1.9%
Victoria	8,512	254	3.0%	7,436	177	2.4%	3,821	42	1.1%
South Australia	2,626	118	4.5%	2,208	62	2.8%	842	13	1.5%

Source: NEMMCO July 2005, AGL

Transaction Details


AGL

- Purchase of long life generation assets

- Short term factors:
  - Emergence from drought to long term average (LTA) hydrology
  - Time to fully capture portfolio integration benefits

- Purchase price of $1.425 billion equates to:
  - EBITDA multiple of around 11x in 2009 when LTA hydrology and capture of portfolio integration benefits expected to be fully realised
  - EBITDA multiple of around 17x based on estimated 2007 EBITDA

- Financial close expected by end November 2005


AGL

Demerger Details

Greg Hayes

Chief Financial Officer

Demerger Proposal


AGL

- Demerger to occur by way of Scheme of Arrangement
  - Shareholders to vote on Scheme in general meeting
  - Energy to be the demerged business
- Once approved, Shareholders will hold one share in each company for each AGL share held at the time of the demerger
- No Capital Gains Tax (CGT) or income tax arising from the demerger for resident Australian Shareholders – draft ATO ruling to this effect
- Indicative timetable:

Scheme documents sent to Shareholders	February 2006
Shareholder meeting to vote on Scheme	March 2006
Expected listing date of Energy* shares	April 2006

* As the continuing entity Infrastructure will remain listed on the ASX

Key Financials


AGL

		2005 Historical Pro Forma (A$m)	Acquisitions post June 2005 at Cost[4] (A$m)
Energy	**Revenue**	**3,579**	
	EBITDA[1,2]	**342**	
	EBIT	**285**	
	NPAT[3]	**207**	
	Working capital	**200**	
	Acquisitions post June 2005 at cost[4]		
	Southern Hydro		**1,238**
	PNG Gas 10% Stake		**400**
Infrastructure	**Revenue**	**765**	
	EBITDA[1]	**439**	
	Maintenance Capex	**-48**	
	Equity Distribution[5]	**126**	
	Cash DPS (cents)[6]	**27.7**	
	Gross DPS (grossed up 100% franking)	**39.5**	
	Net Debt	**3,369**	
	Wattle Point Wind Farm		**187**

[1] Excludes EBITDA from Southern Hydro and PNG Gas 10% stake
[2] Includes indicative stand alone corporate costs of $10.5m
[3] Includes interest on net cash of $200m
[4] Debt to fund acquisitions remains in AGL (Infrastructure)
[5] After including interest on pro forma debt
[6] Shares on issue of 456.6m

Capital Structure


AGL

- Pro forma post Southern Hydro & 10% PNG Gas Project stake
- Acquisitions funded by debt utilising existing capacity within AGL
- Infrastructure established with an appropriate capital structure and capacity to use further debt to fund growth at BBB credit rating
- Energy will have funding capacity of ~$2billion (up to target BBB+ credit rating) to undertake organic growth projects

Capital Structure – 2005 Pro forma	A$m
AGL Net Debt (@ 30June 2005)	1,249
Southern Hydro	1,425
PNG Gas Project	400
Other[1]	95
Total Debt post acquisitions	3,169
Infrastructure Debt	3,369
Energy Debt (working capital)	-200
Total Debt post acquisitions	3,169

[1] Estimate: costs of the demerger, Southern Hydro transaction costs & working capital, AGL share buy-back

Financial Outlook


AGL

EPS[1]

- Excluding impact of Southern Hydro and subject to no unforeseen circumstances, there is no change to FY2006 EPS outlook provided with FY2005 results in August
- EPS impact for AGL on fully debt funding the purchase of Southern Hydro:
  - 2006 (7 months) ~2 cps decretive
  - 2007[2] ~2-3 cps decretive
  - 2008[2] neutral

Dividend

- FY2006 interim dividend to be fully franked and maintained to at least the same level as 31cps FY2005 interim
- FY2006 final dividend to be considered in light of the demerger and announced as part of the Scheme Booklet

[1] AGL EPS has been estimated on a pre-demerger, A-IFRS business as usual basis
[2] This excludes any positive EPS impact from AGL's proposed 10% stake in the PNG Gas Project


AGL

Summary

Mark Johnson

Summary


AGL

- Creation of two leading Australian companies
  - Energy
    - Australia's largest retail customer base
    - Growing and balanced portfolio of upstream assets
    - Substantial funding capacity
    - EPS growth focus with fully franked dividends
  - Infrastructure
    - Diverse portfolio of quality gas and electricity assets
    - Leading internal management expertise
    - Identified growth opportunities
    - Predictable, growing cash flows and fully franked distributions
- Demerger will focus on
  - Long term Shareholder value
  - A focus on core business activities
  - Clear investment choice
  - Ability to capitalise on growth opportunities
  - Capital structure targeted to each business
- Existing share buy-back cancelled



Questions & Answers

Further Information / Contacts



A full range of information on AGL including annual reports, presentations and financial results is available from our website www.agl.com.au

alternatively, contact

Graeme Thompson
Head of Investor Relations
The Australian Gas Light Company
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au



Appendices

Demerger Proposal – Taxation Implications*



- No CGT or income tax arising from the demerger
- Existing CGT cost bases to be split.
  - AGL will work with the ATO to agree the basis of this split. The outcome will be available to Shareholders in time for completion of the current (2005/06) year income tax returns
- Any shares in the new, demerged Energy company received as a result of acquiring pre CGT AGL shares will also be deemed pre CGT shares

* Subject to ongoing discussions with the ATO

Key Statistics - Infrastructure


AGL

Networks

NSW Gas Distribution Network
- 23,541km mains
- 951,591 sites
- 95.8 PJ delivered

VIC Electricity Distribution Network
- 10,285km network
- 285, 693 sites
- 22,279 GWh delivered



Agility

Asset management and service of:
- >7,500 km transmission pipelines
- 27,400 km gas networks
- 10,285 km electricity networks
- Other services
  - Power generation
  - Water
  - Telecommunications
- EBIT contribution $63.4m (FY05)
- Operations – Australia wide



Investments

ActewAGL
- AGL (50%) and ACT Government
- EBIT $53m (Network & Retail FY05 contribution to AGL)
- 3,800 km gas mains
- 4,700 km electricity network

GasValpo
- Chilean gas distributor and retailer
- EBIT contribution $4.1m (FY05)

Australian Pipeline Trust
- AGL (30%) major shareholder
- EBIT contribution $19.4m (FY05)
- > 7,500 km transmission pipelines
- Transports 25% of Australia's gas



Key Statistics - Energy


AGL

Gas Sales (FY05)

- Gas: 172.9 PJ



Electricity Sales (FY05)

- Electricity sales: 22,279 GWh



Key Statistics - Energy

Investments

ActewAGL

- JV with ACT Government
- EBIT $53m (Network & Retail FY05 contribution to AGL)

Elgas

- AGL (50%) and BOC
- EBIT contribution $13.5m (FY05)

HCE (100%)

- - 37,000 tonnes LPG
- EBIT contribution $6.0m (FY05)

Revenue (ES&M FY05)

Revenue (ES&M FY05)

- Gas: $1,294 million
- Electricity: $2,134.8 million

Gross Margin

- Gas: $230.2m
- Electricity: $246.5m

Customer Spread



Gas: 1%
Elec: 20%
Gas: 25%
Elec: 4%
Gas: 3%
Elec: 5%
Gas: 17%
Elec: 25%

Southern Hydro Asset Description



Operating Assets	Location	Capacity (MW)	Type	Comment
Kiewa	Vic	240.6	Hydro	Discretionary McKay Creek 30MW expansion completed in 2004
Dartmouth	Vic	180.0	Hydro	Summer Irrigation Regulating pond height raised in 2004, increasing capacity by 70% ($2m)
Eildon	Vic	135.0	Hydro	Summer Irrigation Dam and spillway upgrade
Rubicon	Vic	13.5	Hydro	Run-of-River
Banimboola	Vic	12.0	Hydro	Run-of-River (PPA) completion expected October 2005
Yarrawonga	Vic	9.5	Hydro	Run-of-River (PPA)
Cairn Curran	Vic	2.0	Hydro	Irrigation
Various	NSW	52.7	Hydro	Summer Irrigation (PPA)
Wattle Point	SA	90.8	Wind	Completed in 2005, off take with TRU Energy for 75% of black and green products
TOTAL		**736.3**		

Develop. Projects	Location	Capacity (MW)	Type	Comment
Bogong	Vic	130.0	Hydro	Addition of new station to Kiewa hyrdo scheme (130MW) Est completion 2008
West Kiewa	Vic	12.0	Hydro	Upgrade to existing station (12MW) Est completion 2006/07

Hydro Asset Features



Generation Type	Description	Assets Covered	Dispatch Optimisation
Forced Generation	Run of river with no influence over water released for irrigation or environmental purposes	- NSW PPA Hydro - Yarrawonga - Banimboola - Cairn Curran - Rubicon	Water inflows equal outflows, plant dispatched at full capacity whenever flows occur
Semi Flexible Generation	Ability to manage environmental and irrigation flows through regulating ponds	- Eildon - Dartmouth	Generation dispatched to maximise pool revenue via optimisation of water in the reg pond
Flexible Generation	Full discretion over timing of water releases and outflows	- Kiewa	Dispatched at maximum capacity during periods of high pool prices

Electricity Demand & Supply - Summer





Victoria and SA have not had a "hot" summer since 2000/2001. Underlying demand has been strong
Summer Maximum Demand (MW)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Victoria
South Australia
New South Wales
Queensland
1999/2000
2000/2001
2001/2002
2002/2003
2003/2004
2004/2005

Electricity Demand & Supply - Winter




Growth in the northern NEM is out-pacing growth in the south
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Winter Maximum Demand (MW)
Victoria
South Australia
New South Wales
Queensland
1999/2000
2000/2001
2001/2002
2002/2003
2003/2004
2004/2005

Electricity Demand & Supply - Annual Energy Demand




Whilst the demand for underlying energy continues to grow, it does so at a slower rate than peak demand
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Annual Energy (MW)
Victoria
South Australia
New South Wales
Queensland
1999/2000
2000/2001
2001/2002
2002/2003
2003/2004
2004/2005



Demand & Supply - NEM




Available Capacity
Additional Capacity Required
Actual / 1 in 2 Yr Demand
Demand for Reliability
Low Demand
Installed Capacity (MW)
51,000
49,000
47,000
45,000
43,000
41,000
39,000
37,000
35,000
33,000
31,000
29,000
27,000
1999/00
2000/01
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15

Source: NEMMCO July 2005


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/10/2005

TIME: 16:19:36

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
THE AUSTRALIAN GAS LIGHT COMPANY	95 052 167 405

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-Market

Details of all shares bought back

2	Number of shares bought back	681,554
3	Total consideration paid or payable for the shares	*9,955,368*
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $14.90 date: 5-Oct-05 lowest price: $14.35 date: 14-Sep-05

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 31 October 2005
Company Secretary

Print name: Jane McAloon

== == == == ==

+ See chapter 19 for defined terms.